Exhibit 2.1

STRICTLY PRIVATE & CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HWK Parent, LLC,

HWK Merger Sub 1, Inc.,

HWK Merger Sub 2, LLC,

Hemisphere Media Group, Inc.,

AND

Hemisphere Media Holdings, LLC

Dated as of May 9, 2022

TABLE OF CONTENTS

i

ii

Exhibit A	Voting and Support Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of LLC Certificate of Merger

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 9, 2022 (this “Agreement”), is entered into by and among Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), Hemisphere Media Holdings, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Company (“Holdings LLC”), HWK Parent, LLC, a Delaware limited liability company (“Parent”), HWK Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), and HWK Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub 1 (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs” and each individually, a “Merger Sub”).

RECITALS

WHEREAS, the parties hereto intend that, at the Effective Time (as defined below) and subject to the terms and conditions of this Agreement, (a) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “Merger”) and (b) simultaneously with the Merger, Merger Sub 2 will merge with and into Holdings LLC, with Holdings LLC as the surviving company (the “LLC Merger” and, together with the Merger, the “Mergers”), as more fully provided for in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), as applicable;

WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”), and the Company Special Committee has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair, advisable and in the best interests of the Company and the Disinterested Stockholders (as defined below) and (ii) recommended that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, and, subject to the terms and conditions hereof, submit and recommend this Agreement to the Company’s stockholders for approval and adoption thereby;

WHEREAS, the Company Board (acting upon the recommendation of the Company Special Committee) has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair, advisable and in the best interests of the Company and the Disinterested Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and (iii) subject to the terms and conditions hereof, resolved to submit and recommend this Agreement to the Company’s stockholders for approval and adoption thereby;

WHEREAS, HMTV LLC, a Delaware limited liability company, as the sole member of Holdings LLC, has approved and declared advisable and in the best interests of Holdings LLC this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, Gato Investments LP, a Delaware limited partnership (“Gato”), as the sole member of Parent, has approved and declared advisable and in the best interests of Parent this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, the board of directors of Merger Sub 1 has unanimously approved and declared advisable and in the best interests of Merger Sub 1 and Parent, as the sole stockholder of Merger Sub 1, this Agreement and the transactions contemplated hereby, including the Mergers, and resolved to recommend that Parent, as the sole stockholder of Merger Sub 1, approve the adoption of this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, Merger Sub 1, as the sole member of Merger Sub 2, has approved and declared advisable and in the best interests of Merger Sub 2 this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Gato and Parent (together, the “Supporting Stockholders”) are entering into a voting agreement with the Company, dated as of the date of this Agreement (the “Voting and Support Agreement”), attached hereto as Exhibit A, pursuant to which the Supporting Stockholders have agreed to take certain actions required by the Company Special Committee, including to vote all shares of Company Common Stock (as defined below) beneficially owned by them in favor of the Mergers, and, with respect to any Acquisition Proposal (as defined below) that the Company Board or a duly authorized committee thereof determines constitutes a Superior Proposal (as defined below), in accordance with the terms of this Agreement, to vote all shares of Company Common Stock beneficially owned by them in accordance with the terms of the Voting and Support Agreement;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Searchlight Capital II, L.P., a Delaware limited partnership, and Searchlight Capital II PV, L.P., a Delaware limited partnership (together, the “Guarantors”), have delivered to the Company a guaranty (the “Guaranty”), pursuant to which the Guarantors have agreed to guarantee certain of the obligations of Parent and the Merger Subs hereunder, and the Equity Commitment Letter (as defined below) pursuant to which the Guarantors have agreed to provide to Parent on the Closing Date the Equity Financing (as defined below);

WHEREAS, immediately prior to the Closing, Gato will contribute 15,744,913 shares of Company Class B Common Stock (as defined below) (the “Gato Shares”) to Parent, which shares will be cancelled for no consideration at the Effective Time pursuant to Section 3.01(d);

WHEREAS, concurrently with the execution and delivery of this Agreement, HMTV DTC, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Company (“HMTV DTC”), and the Pantaya Transaction Purchaser (as defined below) are entering into the Pantaya Transaction Agreement (as defined below) and the Radio Stations Transaction Agreement (as defined below); and

WHEREAS, Parent, the Merger Subs, the Company and Holdings LLC desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, the Merger Subs, the Company and Holdings LLC hereby agree as follows:

Article I.
DEFINITIONS

Section 1.01      Definitions.

(a)            As used in this Agreement, the following terms have the following meanings:

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries, any proposal or offer from a Third Party relating to: (i) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, by any Third Party, whether from the Company or any other Person(s), of assets that constitute or account for fifteen percent (15%) or more of the consolidated net revenues, net income or net assets of the Acquired Companies, taken as a whole; (ii) any direct or indirect purchase or other acquisition, in a single transaction or series of related transactions, by any Third Party, of beneficial ownership (or right to acquire beneficial ownership) of securities representing fifteen percent (15%) or more of the outstanding voting power or fifteen percent (15%) or more of any class of Company Common Stock, including pursuant to a tender offer or exchange offer that, if consummated, would result in any Person other than Parent acquiring beneficial ownership of fifteen percent (15%) or more of the combined voting power or fifteen percent (15%) or more of any class of Company Common Stock; (iii) any merger, consolidation, business combination, recapitalization, liquidation, amalgamation, reorganization, dividend, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which a Third Party or its equityholders, if consummated, would acquire fifteen percent (15%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity; or (iv) any combination of the foregoing.

“Act 60” means Act 60-2019, as amended, known as the “Puerto Rico Incentives Code”.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing; provided that in no event shall the Company or its Subsidiaries be considered an Affiliate of Parent or either Merger Sub. Other than for purposes of Section 5.07(a), Section 5.07(b), Section 5.12, Section 5.13, the last sentence of Section 6.03(c), Section 6.03(f), Section 6.04(e), Section 6.21(b), Section 9.13 and the definition of Parent Parties, in no event shall any of the SCP Persons be considered an Affiliate of Parent, Merger Sub or any of their respective Representatives.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any successor statute, rules or regulations thereto.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether U.S., foreign or multinational).

“Applicable Law” means, with respect to any Person, any Law or Governmental Order, in each case, of any Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Carriage Agreement” means any Contract relating to retransmission, exhibition, distribution, subdistribution, carriage, display or broadcast of a programming service, whether on a linear, on-demand, interactive or other basis, including through an MVPD, a so-called “virtual MVPD” or any other over-the-top platform.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute, rules or regulations thereto.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Communications Laws” means the Communications Act of 1934, as amended, and the rules, regulations, orders and promulgated and published policy statements of the FCC.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company and its Subsidiaries as of December 31, 2021 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means December 31, 2021.

“Company Class A Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, $0.0001 par value per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock (including, for the avoidance of doubt, the Underlying Restricted Shares).

“Company Compensatory Award” means each Company Option and Company RS Award.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement.

“Company IP” means all Intellectual Property Rights owned by or purported to be owned by the Acquired Companies.

“Company IT Assets” means all computer, information technology and data processing assets, platforms, systems and networks (including Software, firmware, and hardware) that are owned, leased or licensed by the Acquired Companies.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event (each, an “Effect”) that, individually or in the aggregate, (i) would reasonably be expected to prevent or have a material adverse effect on, the ability of the Company to consummate the Transactions on a timely basis and in any event on or before the End Date or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, liabilities, assets, results of operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that, solely for purposes of a Company Material Adverse Effect under this clause (ii), in no event would any of the following, nor any Effect to the extent arising out of the following, alone or in combination, be deemed to constitute a “Company Material Adverse Effect”: (A) any change in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof; (B) general economic, political or business conditions or changes therein, or acts of terrorism, epidemics, pandemics (including COVID-19), disease outbreaks or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or any response of any Governmental Authority (including requirements for business closures or “sheltering-in-place”), related to any of the foregoing; (C) financial and capital markets conditions in the United States, including interest rates and currency exchange rates, and any changes therein; (D) seasonal fluctuations in the business of the Acquired Companies; (E) any change generally affecting the industries in the geographical markets in which the Acquired Companies operate; (F) the negotiation, entry into or announcement of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement, (including (i) the initiation of litigation by any Person with respect to this Agreement or the Transactions or (ii) any termination or loss of, reduction in or similar negative impact on our reputation or relationships, contractual or otherwise, with any actual or potential customers, suppliers, distributors, partners or employees of the Acquired Companies, solely as a result of the expected acquisition of the Company by Parent) (provided that this clause (F) shall not apply to any representation or warranty contained in Section 4.04, Section 4.09 and Section 4.16 to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); (G) any act of God or natural disaster; (H) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself (provided that this clause (H) shall not prevent a determination that any change or effect underlying such change has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (I) any failure of the Acquired Companies to meet any internal or published projections, estimates or forecasts (provided that this clause (I) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); or (J) the taking of any action (or the omission of any action) required by this Agreement or requested by Parent in writing; provided, further, that in the case of the foregoing clauses (A), (B), (C), (E) and (G), except to the extent (and only to the extent) that such matters disproportionately impact the Acquired Companies (taken as a whole) relative to other businesses in the industries in which the Acquired Companies operate.

“Company Option” means an option to purchase Company Common Stock.

“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.

“Company Programming Service” means, collectively, any network, channel or platform controlled, operated or programmed by the Acquired Companies in any means or media now known or hereafter devised, including broadcast, cable or satellite networks, digital platforms, over-the-top services and mobile applications.

“Company Registered IP” means Registered IP owned by or purported to be owned by any Acquired Company.

“Company RS Award” means an award of restricted shares of Company Class A Common Stock that are subject to vesting or forfeiture.

“Company Stock Plan” means the Company’s Amended and Restated 2013 Equity Incentive Plan, as last amended effective March 9, 2021.

“Company Termination Fee” means an amount in cash equal to $10,600,000; provided that, if the Company terminates this Agreement pursuant to Section 8.01(h) and enters into a definitive agreement with respect to a Superior Proposal (i) on or prior to the Go-Shop End Date or (ii) to the extent a Notice of Adverse Recommendation Change has been delivered to Parent on or prior to the Go-Shop End Date with respect to a Superior Proposal related to such definitive agreement (such Superior Proposal, the “Specified Superior Proposal”), within forty-eight (48) hours following the earlier of (A) the expiration of any relevant notice periods pursuant to Section 6.02(e)(i) with respect to the Specified Superior Proposal and (B) such time that Parent irrevocably indicates in writing that it will not adjust the terms and conditions of this Agreement in light of the Specified Superior Proposal (and waives the remainder of any relevant notice periods pursuant to Section 6.02(e)(i)), then the Company Termination Fee means $5,700,000.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 15, 2022, by and between Searchlight Capital Partners, L.P. and the Company.

“Continuing Employees” means each individual who is an employee of the Acquired Companies immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Contract” means any legally binding contract, agreement, subcontract, lease, note, bond, mortgage, indenture, license, permit and purchase order or other instrument or obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester, safety or any other Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act, or any other COVID-19 Reasonable Action.

“COVID-19 Reasonable Actions” means any commercially reasonable actions taken by any of the Company or its Subsidiaries (after determination by the Company that such actions are necessary and prudent), to the extent that such actions would have been taken by a reasonable Person similarly situated as the Company and its Subsidiaries in connection with (i) mitigating the adverse effects relating to COVID-19 or the public health emergency resulting therefrom, and (ii) ensuring compliance by the Company and its Subsidiaries with any applicable COVID-19 Measures.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, between Parent (or an affiliate thereof) and the lenders and arrangers party thereto (including all exhibits, annexes, schedules, term sheets and executed fee letters (which fee letters may be redacted to omit fee amounts and economic terms that do not impact the amount or availability of the Debt Financing or expand the conditions to obtaining the Debt Financing on the Closing Date) related or attached thereto or contemplated thereby), dated as of the date hereof, as the same may be amended, supplemented or replaced in compliance with this Agreement or as required by Section 6.15 following a Financing Failure Event, pursuant to which the financial institutions party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing (together with the proceeds of the Equity Financing) the Transactions, including (i) the payment of the aggregate Merger Consideration and Option Consideration, (ii) the repayment or refinancing of the Payoff Indebtedness and (iii) payment of fees and expenses related to the foregoing.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter or any Alternative Debt Financing.

“Debt Financing Deliverables” means the following customary documents to be delivered in connection with the Debt Financing: (i) the Payoff Documentation and (ii) at least four (4) Business Days prior to the Closing Date, documentation and other information reasonably requested at least nine (9) Business Days prior to the Closing Date by the Parent in connection with compliance by the Debt Financing Sources with applicable “know-your-customer,” “beneficial ownership” and anti-money laundering rules and regulations.

“Debt Financing Documents” means the agreements, documents, certificates and instruments to be entered into or delivered in connection with the Debt Financing.

“Debt Financing Sources” means the Persons that are party to, and have committed to provide or arrange all or any part of the Debt Financing pursuant to, the Debt Commitment Letter or any additional or replacement lender, arranger, bookrunner, syndication agent or other entity acting in a similar capacity for the Debt Financing (but excluding, for the avoidance of doubt, Parent and each Merger Sub) (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto).

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Disinterested Stockholder Approval” has the meaning set forth in the definition of Required Company Stockholder Approval.

“Disinterested Stockholders” means the holders of Company Common Stock, other than, as applicable, Gato (and the equityholders thereof), the Guarantors, any member of the board of directors of the Company, any Person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act (collectively, “Officers”), Parent, each Merger Sub or any other Person having any equity interest in, or any right to acquire any equity interest in, either Merger Sub or any Person of which either Merger Sub is a direct or indirect Subsidiary or any “immediate family member” (as defined in Item 404 of Regulation S-K) or “affiliate” or “associate” (as defined in Section 12b-2 of the Exchange Act) of Gato, the Guarantors or any equityholder or subsidiary (excluding the Company and its Subsidiaries) of Gato or the Guarantors or any Officer. For the avoidance of doubt, any Person who agrees to have any equity interest in, or any right to acquire any equity interest in, any Person of which either Merger Sub is a direct or indirect Subsidiary following the execution hereof shall be deemed not to be a Disinterested Stockholder hereunder.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Employee RS Award Consideration” means the portion of the Merger Consideration relating to the Underlying Employee Restricted Shares.

“Environmental Laws” means any and all Laws and Governmental Orders relating to pollution, the protection of the environment or public or worker health or safety, including those relating to the generation, treatment, storage, disposal, transportation or release of hazardous or toxic substances.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letter.

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock (including any ordinary shares) or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Ex-Im Laws” means (i) all U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection, and (ii) all non-U.S. Laws relating to export, reexport, transfer and import controls, including the EU Dual Use Regulation, except to the extent inconsistent with U.S. Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Exempted Person” means any Person or group of Persons (so long as, in the case of a group of Persons, the members of such group who were members of such group immediately prior to the Go-Shop End Date constitute more than 50% of the equity financing and voting control of such group of Persons at all times following the Go-Shop End Date), from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the Go-Shop End Date that the Company Board (or a duly authorized committee thereof, including the Company Special Committee) determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or would reasonably be expected to lead to a Superior Proposal, and such Acquisition Proposal has not been amended in a manner adverse to the Company or withdrawn and has not expired or been terminated as of the Go-Shop End Date or been rejected or declined by the Company Board (or a duly authorized committee thereof, including the Company Special Committee). Notwithstanding anything contained herein to the contrary, any Exempted Person shall cease to be an Exempted Person for all purposes under this Agreement upon such time as the Acquisition Proposal made by such Person is amended in a manner adverse to the Company, withdrawn, expires or is terminated, or members of such group of Persons cease to constitute more than 50% of the equity financing and voting control of such group or is rejected or declined by the Company Board (or a duly authorized committee thereof, including the Company Special Committee).

“FCC” means the Federal Communications Commission or any successor commission or agency of the U.S. having jurisdiction over the use of radio spectrum or the provision of communications, telecommunications, information, broadcast or video services.

“FCC Licenses” means any licenses, permits, registrations and authorizations issued by the FCC to the Acquired Companies in connection with the Acquired Companies’ business.

“Financing” means the Debt Financing and the Equity Financing.

“Financing Conditions” means, (i) with respect to the Debt Financing, the conditions precedent set forth in Exhibit C of the Debt Commitment Letter, and (ii) with respect to the Equity Financing, the conditions precedent set forth in Section 2 of the Equity Commitment Letter.

“Financing Failure Event” means any of the following: (i) the commitments with respect to all or any portion of the Debt Financing expiring or being terminated, (ii) for any reason, all or any portion of the Debt Financing becoming unavailable or (iii) a repudiation by any party to the Debt Commitment Letter.

“Financing Related Persons” means (i) the Debt Financing Sources, (ii) any Affiliates of the Debt Financing Sources and (iii) the respective current, former and future officers, directors, employees, controlling persons, attorneys, advisors, agents, general or limited partners, shareholders, stockholders, equityholders, members, managers, accountants, consultants and Representatives of each Person identified in clauses (i) and (ii) of this definition and their respective successors and permitted assign.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Gato Partnership Agreement” means that certain Amended and Restated Agreement of Limited Partnership of Gato, dated as of October, 21, 2016 and amended on May 10, 2021 and December 15, 2021 (as may be further amended, restated, supplemented or otherwise modified from time to time), by and among Gemini Latin Holdings, LLC, a Delaware limited liability company, and the other parties thereto.

“Governmental Authority” means any federal, state, territory, commonwealth, provincial, municipal, local or foreign government, governmental authority, regulatory, tax or administrative agency (including the FCC), governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal or any self-regulatory organization (including Nasdaq).

“Governmental Order” means any order, settlement, stipulation, judgment, injunction, decree, stipulation or writ, in each case, issued, promulgated, made, rendered or entered by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Governmental Plan” means any plan or program sponsored by a Governmental Authority that is contributed to by the Company or any of its Subsidiaries, required to be contributed to by the Company of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability.

“Guilds” means guilds, unions, trade associations, collectives or other labor organizations, domestic or foreign, that relate to the development, production and/or exploitation of any content (e.g., SAG-AFTRA, DGA, WGA, IATSE and AFM).

“Hazardous Substances” means any material, substance or waste defined, listed or regulated as hazardous, toxic, a pollutant or contaminant, or terms of similar regulatory intent or meaning under any Environmental Law, including petroleum or petroleum by-products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls or per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“In-Licensed IP” means any and all Intellectual Property Rights that is licensed by third parties to any Acquired Company.

“Intellectual Property Rights” means any and all rights in intellectual property or other proprietary rights throughout the world, including any and all rights in, to or subsisting in the following: (i) patents, patent applications, and all related continuations, continuations-in-part, divisions, reissues, re-examinations, provisionals, substitutions and extensions thereof; (ii) trademarks, trade names, service marks, trade dress, logos, domain names, rights in social media accounts, social media tags, and other indicia of source, and all goodwill associated therewith; (iii) works of authorship, copyrightable works and copyrights (including audiovisual content), database rights and moral rights; (iv) all registrations of, and applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority; (v) trade secret rights, know-how, and other confidential or proprietary information; (vi) all clearances, licenses, releases or other permissions necessary to use images, content, voices, likenesses, names or other rights of publicity or performance of any Person; (vii) any other proprietary rights in Technology of every kind and every nature; and (viii) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

“Intervening Event” means any Effect (other than an Acquisition Proposal or Superior Proposal or any inquiry, discussion, proposal, request or offer which constitutes, or would reasonably be expected to facilitate, encourage or lead to an Acquisition Proposal or Superior Proposal) that, individually or in the aggregate, is material to the Acquired Companies, taken as a whole, that is not known (or the material consequences of which are not known) to nor reasonably foreseeable by the Company Board or Company Special Committee as of the date of this Agreement, which Effect (or the material consequences of which) becomes known to or by the Company Board or Company Special Committee prior to adoption of this Agreement by the Required Company Stockholder Approval; provided that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (A) the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period, or any changes alone after the date of this Agreement in the market price or trading volume of shares of Company Common Stock or (B) any event, fact or circumstance relating to or involving Parent or its Affiliates or is caused by any actions that are required by this Agreement and the Transactions.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of Alan J. Sokol, Craig D. Fischer and Alex J. Tolston, and (ii) with respect to Parent and each Merger Sub, the actual knowledge, after reasonable inquiry, of each of Eric Zinterhofer and Adam Reiss.

“Law” means any and all domestic (federal, state, territory, commonwealth or local) or national, supranational or foreign laws (whether statutory, common law or otherwise), statutes, rules, regulations, orders, injunctions, rulings, writs, acts, codes, ordinances, judgments, decrees or similar requirements promulgated, issued, entered into or applied by any Governmental Authority.

“Leased Real Property” means all real property leased or subleased by an Acquired Company.

“Lender Protective Provisions” means Section 8.02, Section 8.03(e), Section 8.03(f), Section 9.04, Section 9.06(a), Section 9.07, Section 9.08, Section 9.09 and the last sentence of Section 9.13 of this Agreement, but in each case solely to the extent such Sections pertain to the Debt Financing Sources or any Financing Related Person.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothecation, encumbrance, option, right of first refusal, adverse claim, security interest or similar encroachment or other lien, license or restriction of any kind.

“Market” means the Designated Market Area, as determined by The Nielsen Company, of a television broadcast station.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout and at the end of which Parent shall have had access to the Required Information; provided that:

(i)	the Marketing Period shall not commence prior to the date that is forty (40) days after the date of this Agreement;

(ii)	the Required Information shall have been provided to Parent no later than five (5) days prior to the commencement of the Marketing Period;

(iii)	such period shall not commence, and shall be deemed not to have commenced if, prior to the completion of such fifteen (15) Business Day period, the independent registered public accountants of the Company shall have withdrawn or otherwise modified any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by such accountants or another independent public accounting firm reasonably acceptable to Parent;

(iv)	such period shall not commence, and shall be deemed not to have commenced if the Company issues a public statement indicating its intent to, or determines that it is required to, restate any historical financial statements included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until, as applicable, such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; and

(v)	(A) May 30, 2022 shall not constitute a business day for such purposes, (B) if the Marketing Period has not ended on or prior to August 19, 2022, the Marketing Period shall not commence earlier than September 6, 2022 and (C) if the Marketing Period has not ended on or prior to December 16, 2022, the Marketing Period shall not commence until January 3, 2023;

provided, further, that, if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has begun, it may deliver to Parent a written notice (which may be delivered by email) to that effect (stating when it believes it so provided such Required Information), in which case the Marketing Period will be deemed to have begun on the date of such notice unless Parent, in good faith, reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not begun). For the avoidance of doubt, once the Marketing Period has begun, it shall not restart due to the subsequent delivery of additional interim financial statements pursuant to clause (ii) of the definition of “Required Information”.

“MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and direct broadcast satellite systems.

“Nasdaq” means The Nasdaq Stock Market LLC or any successor exchange.

“OFAC” means the Office of Foreign Assets Control.

“Owned Real Property” means each parcel of real property owned by an Acquired Company.

“Pantaya” means Pantaya, LLC, a Delaware limited liability company.

“Pantaya Business” means the Company’s Spanish-language OTT subscription video-on-demand service featuring movies and series known as “Pantaya”.

“Pantaya Transaction” means the transactions contemplated by the Pantaya Transaction Agreement.

“Pantaya Transaction Agreement” means that certain Membership Interest Purchase Agreement, dated as of the date hereof, by and among HMTV DTC, Pantaya, the Pantaya Transaction Purchaser and the other parties thereto.

“Pantaya Transaction Purchaser” means Univision Puerto Rico Station Operating Company.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and each Merger Sub to the Company in connection with the execution of this Agreement.

“Parent Termination Fee” means an amount in cash equal to $15,600,000.

“Payoff Letter” means, with respect to any indebtedness for borrowed money of any Acquired Company that constitutes Payoff Indebtedness, a customary payoff letter executed by the lenders (or their duly authorized agent or representative) of such indebtedness.

“Permitted Liens” means: (i) Liens for Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Applicable Law for amounts that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and which are not violated by the current use and operation of such Real Property or the operation of the business of the Acquired Companies, (v) with respect to Real Property, (A) minor Liens of record in respect of easements, permits, licenses, rights of way, restrictive covenants, reservations or encroachments, irregularities or defects in, and other similar exceptions to, title and (B) any other non-monetary Liens which, in the case of each of the foregoing clauses (A) and (B), would not, individually or in the aggregate, render title to the property encumbered or affected thereby unmarketable or interfere materially with the ordinary conduct of the business of the Acquired Companies at such Real Property or the occupancy of such Real Property, (vi) Liens encumbering the interest of the fee owner or any superior lessor, sublessor or sublicensor, (vii) statutory Liens of landlord for rent due under the applicable lease, (viii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing surety bonds or indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (ix) Liens that will be released on or prior to the Closing Date, (x) Liens securing acquisition financing with respect to any applicable asset, including refinancings thereof (but only to the extent such financing may be, in accordance with GAAP, recorded as a capitalized lease on the Company’s balance sheet (but without giving effect to the treatment of operating leases as capital leases under ASC 842)), (xi) Liens described in Section 1.01(a)(i) to the Company Disclosure Letter, (xii) licenses of Intellectual Property Rights entered into in the ordinary course of business and (xiii) Liens granted in the ordinary course of business to any Guild, union or any other Person (e.g., liens to completion guarantors, laboratories, distributors, licensees, co-financiers, and production financiers) in connection with the development, production and/or exploitation of any content, in each case, that are recourse only to such content.

“Person” means any individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, association, trust, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means any information, in any form, that (i) identifies, relates to, describes, or could reasonably be linked, directly or indirectly, that could reasonably be used, alone or in combination with other information, to identify an individual, or contact or locate a natural Person, or (ii) is defined in Applicable Laws as “personally identifiable information,” “personal information,” “personal data” and “personal information,” or similar terms.

“Privacy Laws” means all Applicable Laws and applicable binding guidance, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information (including on websites and mobile applications), data breach notification, Social Security number protection, Processing and security of payment card information, and the use or processing of Personal Information in email, text message, or telephone communications, including under the Federal Trade Commission Act, the Children’s Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act and all equivalent state Laws, the California Consumer Privacy Act, and the Payment Card Industry Data Security Standards.

“Privacy Policy” means each external and internal, past and present, policy applicable to the Acquired Companies regarding Personal Information.

“Proceeding” means any claim, action, suit, charge, complaint, administrative proceeding, litigation, mediation, hearing (in each case, whether civil, criminal or administrative), audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Process,” “Processed,” or “Processing” means the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information.

“Puerto Rico Tax Decrees” means (i) the Tax Exemption Decree granted to Televicentro of Puerto Rico LLC by the Office of Industrial Tax Exemptions (now the Office of Incentives for Businesses in Puerto Rico), case number 05-135-I-49, as extended under case number 15-135-EX-10 (05-135-I-49), pursuant to the terms of Act No. 135-1997, as amended, also known as the Tax Incentives Act of 1998; (ii) the Tax Exemption Decree granted to Televicentro of Puerto Rico LLC by the Office of Incentives for Businesses in Puerto Rico, case number 2020-001466, covering the television program Viva la Tarde, pursuant to the terms of Act 60, as amended; (iii) the Tax Exemption Decree granted to Televicentro of Puerto Rico LLC by the Office of Incentives for Businesses in Puerto Rico, case number 2020-001467, covering the television program Guerreros, pursuant to the terms of Act 60, as amended; and (iv) the Tax Exemption Decree granted to Televicentro of Puerto Rico LLC by the Office of Incentives for Businesses in Puerto Rico, case number 2020-001468, covering the program Lo Se Todo, pursuant to the terms of Act 60, as amended.

“Radio Station Company” means Univision of Puerto Rico, Inc.

“Radio Stations Transaction” means the transactions contemplated by the Radio Stations Transaction Agreement.

“Radio Stations Transaction Agreement” means that certain Stock Purchase Agreement, dated as of the date hereof, by and among HMTV DTC, the Radio Station Company, the Pantaya Transaction Purchaser and the other parties thereto.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Registered IP” means all Intellectual Property Rights that are registered or filed for registration with any Governmental Authority or domain name registrar, and all applications for any of the foregoing.

“Representatives” means, with respect to any Person, (i) such Person’s Affiliates and (ii) such Person’s and each such Affiliate’s respective officers, directors, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Company Stockholder Approval” means the affirmative vote to adopt this Agreement from the holders of (i) at least a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL and (ii) at least a majority of the voting power of the outstanding shares of Company Common Stock held by the Disinterested Stockholders (the approval described in this clause (ii), the “Disinterested Stockholder Approval”).

“Required Information” means:

(i)	the audited consolidated balance sheet, statement of cash flows and statement of income (or operations) of the Company as of and for fiscal year ended December 31, 2021; and

(ii)	an unaudited balance sheet and related statements of income (or operations) and cash flows of the company as of the end of each fiscal quarter ended on or after the most recent financial statements delivered pursuant to the forgoing clause (i) and at least forty-five (45) days prior to the Closing Date.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been in the last five (5) years the subject or target of a comprehensive embargo under Sanctions Laws (including, at the time of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), and the United Nations Security Council.

“SCP Person(s)” means (in each case other than Parent and each Merger Sub) (a) any direct or indirect equity holder, partner, member or manager of Searchlight Capital Partners, L.P., Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P., (b) each of the respective Affiliates of the foregoing from time to time and (c) any portfolio company invested in by the Person described in clauses (a) and (b).

“Searchlight Letter Agreement” means that certain Letter Agreement, dated as of the date hereof, by and between the Company and Searchlight II HMT, L.P.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” means any and all computer programs, operating systems, applications systems, firmware or software code of any nature, in any form or medium, including Source Code and executable or object code and any derivations, updates, enhancements and customizations of any of the foregoing, and all documentation, including user manuals, build scripts, test scripts and training materials, related to the foregoing.

“Source Code” means computer code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions, which may be printed out or displayed in human readable form.

“Specified Superior Proposal” has the meaning set forth in the definition of Company Termination Fee.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrink-wrapped” Software.

“Subsidiary” of a Person means any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly, through one or more other Persons.

“Superior Proposal” means any bona fide written Acquisition Proposal (except the references therein to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)”) made by a Third Party which the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in good faith, after consultation with its financial and outside legal advisors, taking into account such factors as the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee considers to be appropriate, including all financing, legal and regulatory aspects of such Acquisition Proposal (including conditionality, timing and certainty of closing) and the identity of the Person making such Acquisition Proposal but, for the sake of clarity, not taking into account the fact that such Acquisition Proposal may be subject to a lower threshold for stockholder approval than the Merger, and taking into account any changes to the terms of this Agreement proposed by Parent to the Company in response to such Acquisition Proposal pursuant to Section 6.02(e), is reasonably likely to be consummated in accordance with its terms, and, if such Acquisition Proposal were consummated, would result in a transaction that is more favorable from a financial point of view to the Disinterested Stockholders than the Transactions.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” means any and all U.S. federal, state, territory, commonwealth or local or non-U.S. taxes, levies, duties and other similar charges and fees in the nature of a tax, whether disputed or not, including any net income, alternative or add-on minimum, gross income, gross receipts, volume of business, municipal license (“patente”), sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, estimated or other tax, together with any interest, penalty, surcharge or addition thereto, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of another Person by Law, by Contract or otherwise.

“Tax Return” means any return, report, declaration, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed in connection with any Tax, including the administration of any laws, regulations or administrative requirements relating to any Tax.

“Team Telecom” means the committee established under Executive Order No. 13913, Establishing the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, 85 FR 19643 (April 8, 2020).

“Technology” means algorithms, apparatus, diagrams, discoveries, ideas, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, processes, confidential or proprietary information, protocols, schematics, specifications, technical data, Software, subroutines, user interfaces, web sites, works of authorship, documentation (including instruction manuals, samples, studies and summaries), databases and data collections, any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“Third Party” means any Person other than the Company, Holdings LLC, Parent, either Merger Sub and their respective Affiliates.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement (excluding, other than for purposes of Section 9.11 and Section 9.12, the Pantaya Transaction and the Radio Stations Transaction).

“Transfer Taxes” means all direct and indirect transfer, documentary, sales, use, stamp, court, registration and other similar Taxes (including any real estate transfer Taxes), and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Transactions.

“Underlying Employee Restricted Shares” means any Underlying Restricted Shares held by any current or former employee of the Company or its Subsidiaries.

“Underlying Restricted Shares” means any shares of Company Class A Common Stock underlying Company RS Awards.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach, regardless of whether breaching was the object of the act or failure to act.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.02(c)
Adverse Recommendation Change	6.02(d)
Agreement	Preamble
Alternative Acquisition Agreement	6.02(b)(ii)
Alternative Debt Financing	6.15(b)
Antitrust Laws	4.03
Book-Entry Share	3.01(b)
Cancelled Shares	3.01(c)
Capitalization Date	4.05(a)
CBA	4.16(h)
Certificate	3.01(b)
Certificate of Merger	2.02(a)
Closing	2.01
Closing Date	2.01
COBRA	4.16(e)
Company	Preamble
Company Board	Recitals

Term	Section
Company Board Recommendation	4.02(b)
Company Expenses Cap	8.03(g)
Company Financial Statements	4.06(b)
Company Licenses	4.10(b)
Company Material Contract	4.09(a)
Company Parties	8.03(c)
Company SEC Documents	4.06(a)
Company Special Committee	Recitals
Company Stockholder Meeting	6.04(c)
Compensatory Award Fund	3.02(a)
Confidential Information	4.13(d)
Data Protection Obligations	4.10(d)
Delaware Secretary of State	2.02(a)
DGCL	Recitals
Dissenting Share	3.06
DTC	3.02(d)
DTC Payment	3.02(d)
Effective Time	2.02(a)
End Date	8.01(b)
Enforceability Exceptions	4.02(a)
Enforcement Expenses	8.03(g)
Equity Commitment Letter	5.08
Exchange Fund	3.02(a)
Executive Officers	6.01(a)(vi)
Extension Date	8.01(b)
FCC Application	6.03(a)
Gato	Recitals
Gato Shares	Recitals
Go-Shop End Date	6.02(a)
Governing Documents	6.07(a)
Guarantors	Recitals
Guaranty	Recitals
HMTV DTC	Recitals
Holdings LLC	Preamble
Indemnification Agreement	6.07(a)
Insurance Policies	4.14
LLC Act	Recitals
LLC Certificate of Merger	2.02(b)
LLC Merger	Recitals
LLC Merger Effective Time	2.02(b)
Malicious Code	4.13(f)
Material Customer	4.21(a)
Material Supplier	4.21(c)
Merger	Recitals
Merger Communication	6.06

Term	Section
Merger Consideration	3.01(a)
Merger Litigation	6.09
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	Recitals
Multiemployer Plan	4.16(c)
New Plans	6.20(b)
Notice of Adverse Recommendation Change	6.02(e)(i)
Notice of Intervening Event	6.02(e)(ii)
Old Plans	6.20(b)
Option Consideration	3.05(a)
Parent	Preamble
Parent Liability Limit	8.02
Parent Parties	8.03(e)
Paying Agent	3.02(a)
Payoff Documentation	6.16(a)
Payoff Indebtedness	6.16(a)
Plan	4.16(a)
Proxy Date	6.04(c)
Proxy Statement	6.04(a)
Real Property Leases	4.12(b)
Reimbursement Payment	8.03(b)(iv)
Schedule 13E-3	4.03
Security Incident	4.10(f)
Special Committee Financial Advisors	4.02(b)
Supporting Stockholders	Recitals
Surviving Corporation	2.02(a)
Surviving LLC	2.02(b)
Terminating Company Breach	8.01(e)
Terminating Parent Breach	8.01(f)
Trade Control Laws	4.10(i)
Voting and Support Agreement	Recitals

Section 1.02     Definitional and Interpretative Provisions.

(a)            Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation;” (vi) the word “or” shall be disjunctive but not exclusive; and (vii) “neither,” “nor,” “any” and “either” are not exclusive.

(b)            The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein).

(d)            Words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e)            Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f)            Any Law defined or referred to herein or in any agreement, Contract or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g)            The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(h)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(i)            The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(j)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k)            All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(l)            The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(m)            Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(n)            The phrase “made available” with respect to documents shall be deemed to include any documents (i) filed with or furnished to the SEC or (ii) provided in a virtual “data room” established by the Company or its Representatives in connection with the Transactions, in the case of each of clauses (i) and (ii), at least one (1) Business Day prior to the date hereof.

(o)            References to any Contract are to such Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(p)            The phrases “in the ordinary course” or “in the ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice” whether or not so specified (including, for the avoidance of doubt, recent past practice in light of COVID-19 and COVID-19 Measures that are COVID-19 Reasonable Actions).

Article II.
THE TRANSACTION

Section 2.01     The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, at 10:00 a.m. Eastern time on the date which is three (3) Business Days after the date on which all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 shall have been satisfied or waived (if such waiver is permissible under Applicable Law) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Parent and the Company may mutually agree in writing; provided that, unless otherwise agreed by the parties hereto, if the Marketing Period has not ended at the time of the satisfaction or waiver of the closing conditions set forth in Section 7.01, Section 7.02 and Section 7.03, the parties shall not be required to effect the Closing until the earlier of (i) a Business Day during the Marketing Period specified by Parent on no less than three (3) Business Days’ prior written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.02     The Mergers.

(a)            The Merger. At the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State or such later time as is agreed to by the Company and Parent and stated therein (the “Effective Time”). As a result of the Merger, the separate corporate existence of Merger Sub 1 shall automatically cease and the Company shall continue its existence as a wholly owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b)            The LLC Merger. At the Closing, the parties shall cause the LLC Merger to be consummated by filing with the Delaware Secretary of State a certificate of merger in substantially the form attached hereto as Exhibit C (the “LLC Certificate of Merger”) and executed in accordance with the relevant provisions of the LLC Act, and shall make all other filings or recordings required under the LLC Act in order to consummate the LLC Merger. The LLC Merger shall become effective at the time the LLC Certificate of Merger has been filed with the Delaware Secretary of State or such later time as is agreed to by the Company and Parent and stated therein (the “LLC Merger Effective Time”). As a result of the LLC Merger, the separate limited liability company existence of Merger Sub 2 shall automatically cease and Holdings LLC shall continue its existence as a wholly owned subsidiary of HMTV LLC under the Laws of the State of Delaware. Holdings LLC, in its capacity as the limited liability company surviving the LLC Merger, is sometimes referred to in this Agreement as the “Surviving LLC.”

(c)            The Mergers shall have the effects set forth in this Agreement, the Certificate of Merger, the LLC Certificate of Merger and the applicable provisions of the DGCL and the LLC Act, as applicable. Without limiting the generality of the foregoing, from and after the Effective Time and the LLC Merger Effective Time, as applicable, (i) the Surviving Corporation shall possess all rights, privileges, powers, properties and franchises of the Company and Merger Sub 1, and all of the obligations, liabilities, debts and duties of the Company and Merger Sub 1 shall become the obligations, liabilities and duties of the Surviving Corporation; and (ii) the Surviving LLC shall possess all rights, privileges, powers, properties and franchises of Holdings LLC and Merger Sub 2, and all of the obligations, liabilities, debts and duties of Holdings LLC and Merger Sub 2 shall become the obligations, liabilities and duties of the Surviving LLC.

(d)            At the Effective Time, subject to Section 6.07, (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the form of the certificate of incorporation attached to the Certificate of Merger attached hereto as Exhibit B, which shall be the form of the certificate of incorporation of Merger Sub 1 immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be the name of the Company and provisions naming the initial board of directors or relating to the incorporator shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form of the bylaws of Merger Sub 1 immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be the name of the Company), and as so amended shall be the bylaws of the Surviving Corporation, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(e)            At the LLC Merger Effective Time, (i) the certificate of formation of Holdings LLC in effect immediately prior to the LLC Merger Effective Time shall be the certificate of formation of the Surviving LLC, and (ii) the operating agreement of Holdings LLC in effect immediately prior to the LLC Merger Effective Time shall be the operating agreement of the Surviving LLC, in each case, until thereafter amended in accordance with the LLC Act and as provided in such certificate of formation or operating agreement.

(f)            Subject to Section 6.17, from and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and, unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub 1 immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

(g)            From and after the LLC Merger Effective Time, the officers of Holdings LLC immediately prior to the LLC Merger Effective Time shall be the officers of the Surviving LLC, to hold office in accordance with the certificate of formation and the operating agreement of the Surviving LLC until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of formation and the operating agreement of the Surviving LLC, and HMTV LLC shall be the sole member of the Surviving LLC.

Article III.
CONVERSION OF SECURITIES

Section 3.01     Effect of Merger on Capital Stock.

(a)            Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub 1 or the Company or their respective stockholders, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Underlying Restricted Shares but excluding any Cancelled Shares, any Dissenting Shares and the Gato Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive an amount in cash equal to $7.00 per share of Company Common Stock (such amount of cash, as may be adjusted pursuant to Section 3.01(g), is hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.02.

(b)            From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) and each holder of a non-certificated share of Company Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case, outstanding as of immediately prior to the Effective Time previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02, the Merger Consideration, without interest.

(c)            Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock (excluding, for the avoidance of doubt, the Gato Shares, which shall be cancelled in accordance with Section 3.01(d)) that are owned directly by Parent (or its equityholders), either Merger Sub or any of their wholly owned Subsidiaries immediately prior to the Effective Time or held in treasury of the Company (the “Cancelled Shares”) shall, by virtue of the Merger, and without any action on the part of the holder thereof, automatically be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(d)            Cancellation of Company Common Stock Owned by Gato. Prior to the Closing, Gato will contribute the Gato Shares to Parent. At the Effective Time, the Gato Shares shall, without any action on the part of Parent, Gato or any other Person, automatically be cancelled and retired without any conversion thereof and shall cease to exist and Parent hereby waives any payment in respect thereof.

(e)            Conversion of Merger Sub 1 Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(f)            Conversion of Merger Sub 2 LLC Interests. At the LLC Merger Effective Time, by virtue of the LLC Merger and without any action on the part of the holder thereof, each issued and outstanding membership interest of Merger Sub 2 issued and outstanding immediately prior to the LLC Merger Effective Time shall be cancelled for no consideration and the existing issued and outstanding units of Holdings LLC shall constitute the issued and outstanding units of the Surviving LLC.

(g)            Adjustments. Notwithstanding anything in this Agreement to the contrary, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution thereon with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement. Nothing in this Section 3.01(g) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement (including, for the avoidance of doubt, Section 6.01(a)).

Section 3.02     Surrender and Payment.

(a)            Prior to the Effective Time, Parent shall select a nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as Paying Agent (the “Paying Agent”) for the payment of the Merger Consideration in respect of each share of Company Common Stock outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Cancelled Shares, any Dissenting Shares and the Gato Shares. At or prior to the Closing, Parent shall deposit or cause to be deposited (i) with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration (other than the Employee RS Award Consideration) required to be paid by the Paying Agent in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Exchange Fund”), and (ii) with the Company, cash in an amount sufficient to pay the aggregate Option Consideration and Employee RS Award Consideration in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Compensatory Award Fund”). In the event the Exchange Fund or the Compensatory Award Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 3.01 or Section 3.05, respectively, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent or the Company, as applicable, in an amount that is equal to the deficiency in the amount required to make the applicable payment. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration (other than the Employee RS Award Consideration) contemplated to be issued pursuant to Section 3.01 out of the Exchange Fund. Parent shall cause the Surviving Corporation to pay the Option Consideration and Employee RS Award Consideration contemplated to be paid pursuant to Section 3.05 out of the Compensatory Award Fund. The Exchange Fund and the Compensatory Award Fund shall not be used for any other purpose.

(b)            As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, Parent will direct the Paying Agent to send to each holder of record of shares of Company Common Stock as of immediately prior to the Effective Time (other than the Cancelled Shares and the Underlying Employee Restricted Shares and except for any Dissenting Shares and the Gato Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or customary and effective affidavits of loss in lieu thereof which is reasonably acceptable to Parent) or Book-Entry Shares, as applicable, to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or customary and effective affidavits of loss in lieu thereof which is reasonably acceptable to Parent) or Book-Entry Shares, as applicable, in exchange for the Merger Consideration in such form as Parent and the Company may reasonably agree.

(c)            Upon the surrender of a Certificate (or delivery of a customary affidavit of loss in lieu thereof which is reasonably acceptable to Parent) or Book-Entry Shares, as applicable, for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or by the Paying Agent, the holder of the shares of Company Common Stock represented by such Certificate or such Book-Entry Share as of immediately prior to the Effective Time (other than the Underlying Employee Restricted Shares) shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor, as promptly as practicable (but in any event within three (3) Business Days), the Merger Consideration pursuant to the provisions of this Article III, and the Certificates or Book-Entry Shares surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, subject to Section 3.02(e), if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(d)            Prior to the Effective Time, Parent and the Company shall reasonably cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 2:00 p.m. Eastern time (or such other time as may be mutually agreed in writing by Parent and the Company) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Company Common Stock held of record by DTC or such nominee immediately prior to the Effective Time (other than the Cancelled Shares and the Underlying Employee Restricted Shares and except for any Dissenting Shares and the Gato Shares) multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after such time on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e)            Registered Holders. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Share or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(f)            No Transfers; No Further Ownership. After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock outstanding prior to the Effective Time. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be automatically cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(g)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock after the date which is one (1) year following the Effective Time shall be delivered to the Surviving Corporation. Any holder of shares of Company Common Stock who has not exchanged his, her or its shares of Company Common Stock in accordance with this Section 3.02 prior to that time shall thereafter look only to the Surviving Corporation for payment of any Merger Consideration in respect of such holder’s shares of Company Common Stock. Other than any Transfer Taxes described in Section 3.02(e), Parent shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration. Notwithstanding the foregoing, none of Parent, either Merger Sub, the Paying Agent, the Company, Holdings LLC, the Surviving Corporation or the Surviving LLC shall be liable to any Person, including any holder of shares of Company Common Stock or Company Compensatory Awards, including for any Merger Consideration or Option Consideration that is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by Applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(h)            Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest, gain or other income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i)            Full Satisfaction. All Merger Consideration and Option Consideration issued or paid upon conversion of the shares of Company Common Stock, Company RS Awards or the Company Options, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, Company RS Awards or Company Options, as the case may be.

Section 3.03     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, without interest, to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article III.

Section 3.04     Withholding Rights. Each of Parent, the Merger Subs, the Surviving Corporation, its Subsidiaries (including the Surviving LLC) and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, including consideration payable to any holder or former holder of Company Compensatory Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority by Parent, the Merger Subs, the Surviving Corporation, its Subsidiaries (including the Surviving LLC) or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.05     Treatment of Company Compensatory Awards.

(a)            Company Options. Effective as of immediately prior to the Effective Time:

(i)            Each Company Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall, by virtue of the Merger, automatically and without any action on the part of Parent, Merger Sub 1, the Company or the holder thereof, be cancelled and terminated as of immediately prior to the Effective Time and converted into the right solely to receive an amount in cash, if any and without interest, equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option (such amount, the “Option Consideration”), less any applicable withholding Taxes. Parent shall cause the Surviving Corporation or its applicable Subsidiaries to pay the Option Consideration, less any applicable withholding Taxes, to each holder of such a Company Option through the payroll system of the Surviving Corporation or its applicable Subsidiaries as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation that is at least five (5) Business Days following the Closing Date).

(ii)            For the avoidance of doubt, if the exercise price per share of any Company Option is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub 1, the Company or the holder thereof, such Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b)            Company RS Awards. Except as set forth on Section 3.05(b) of the Company Disclosure Letter, effective as of immediately prior to the Effective Time, the restrictions on each Underlying Restricted Share granted and then outstanding shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub 1, lapse, and each such Underlying Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, an outstanding share of Company Common Stock not subject to any restrictions, subject to any withholding Taxes required by Law to be withheld; provided that Parent shall cause the Surviving Corporation or its applicable Subsidiaries to pay the Employee RS Award Consideration, less any applicable withholding Taxes, to each holder of Company RS Awards through the payroll system of the Surviving Corporation or its applicable Subsidiaries as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation that is at least five (5) Business Days following the Closing Date).

Section 3.06     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing with respect to such share and who is entitled to demand and has properly exercised appraisal rights of such share in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost its rights to appraisal with respect to such share (each such share, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into a right to receive any portion of the Merger Consideration pursuant to Section 3.01 and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that if (a) any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, effectively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its right for appraisal of such Dissenting Shares, (b) any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (c) a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares for purposes of this Agreement, and each such share of Company Common Stock shall, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been automatically converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company will give Parent prompt written notice of all written demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals or attempted withdrawals of such demands and any other instruments, notices or demands served pursuant to Section 262 of the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands or propose or otherwise agree to do any of the foregoing. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.

Article IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the Company Disclosure Letter (subject to Section 9.05) or (b) as disclosed in the Company SEC Documents (other than (i) disclosures in the “Risk Factors” or “Quantitative and Qualitative Disclosures About Market Risk” sections of any Company SEC Documents, and (ii) any disclosure of risks included in any “forward-looking statements” disclaimer in any such Company SEC Documents, to the extent that such statements are non-specific, forward-looking, predictive or cautionary in nature) filed by the Company at least two (2) Business Days prior to the date hereof (provided that nothing in the Company SEC Documents shall be deemed to be disclosures in respect of Section 4.05), the Company represents and warrants to Parent and each Merger Sub:

Section 4.01     Corporate Existence and Power.

(a)            The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and the Company is not in material violation of any of their provisions.

(b)            Each of the Subsidiaries of the Company (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) has all corporate power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company’s Subsidiaries are in violation in any material respect of any provision of their Governing Documents. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the Governing Documents of each of the Company’s Subsidiaries.

Section 4.02     Corporate Authorization.

(a)            Each of the Company and Holdings LLC has all requisite corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Required Company Stockholder Approval, to consummate the Transactions. The execution, delivery, and, assuming the accuracy of the representation set forth in Section 5.07(c), the performance by the Company and Holdings LLC, as applicable, of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company Board (in the case of the Company) and all necessary limited liability company action on the part of HMTV LLC (in the case of Holdings LLC), subject to the receipt of the Required Company Stockholder Approval, and no other corporate or limited liability company (as applicable) proceedings on the part of the Company, Holdings LLC or any other stockholder (or other equityholder) vote (other than the Required Company Stockholder Approval) is necessary to authorize the execution and delivery of this Agreement or for the Company or Holdings LLC to consummate the Transactions (other than, with respect to the Mergers, the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State) pursuant to the Company’s and Holdings LLC’s Governing Documents, the DGCL, the LLC Act and the rules and regulations of Nasdaq, as applicable. This Agreement has been duly and validly executed and delivered by each of the Company and Holdings LLC and, assuming the due authorization, execution and delivery by Parent and each Merger Sub of this Agreement, constitutes the legal, valid and binding obligation of each of the Company and Holdings LLC, enforceable against each of the Company and Holdings LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)            On or prior to the date of this Agreement, (i) the Company Special Committee has received from each of Moelis & Company LLC and PJT Partners LP (the “Special Committee Financial Advisors”), its written opinion (or an oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and, subject to the limitations, qualifications and assumptions set forth therein, that the Merger Consideration to be received by the Disinterested Stockholders is fair, from a financial point of view, to such holders and (ii) the Company Board (acting on the unanimous recommendation of the Company Special Committee) has, at a meeting duly called and held in which all directors of the Company Board were present, determined that this Agreement and the Transactions, including the Mergers, are fair to and in the best interest of the Company and the holders of Company Common Stock, and has duly adopted resolutions by a unanimous vote (A) determining that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company’s stockholders, (B) approving this Agreement and the Transactions, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) subject to Section 6.02, recommending that the stockholders of the Company vote in favor of adoption of this Agreement in accordance with the DGCL (such recommendation, the “Company Board Recommendation”).

(c)            Assuming the accuracy of the representation set forth in Section 5.07(c), the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Mergers or this Agreement. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Mergers or the other Transactions. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Governing Documents of the Company is, or at the Effective Time will be, applicable to the shares of the Company Common Stock, the Mergers or the other Transactions.

Section 4.03     Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no consent, approval or authorization of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State and appropriate documents set forth on Section 4.03 of the Company Disclosure Letter with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (b) compliance with and filings or notifications under any applicable U.S. or foreign competition, antitrust, merger control or investment Laws set forth on Section 4.03 of the Company Disclosure Letter (“Antitrust Laws”), (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, including the filing of the Proxy Statement and the related Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”), (d)  receipt of the prior consent of the FCC to the Mergers, (e) compliance with any applicable rules of Nasdaq, (f) compliance with and filings or notifications under any other Applicable Laws and (g) where failure to take any such actions or filings or obtain any such consents, approvals or authorizations would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04     Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by each of the Company and Holdings LLC of this Agreement and the consummation by each of the Company and Holdings LLC of the Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Governing Documents of the Company or any of its Subsidiaries, (b) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval and assuming the accuracy of the representation set forth in Section 5.07(c), contravene, conflict with or result in a violation or breach of any Applicable Law, or (c) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, require any consent by or any notice to any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Company Material Contract, except in the case of clauses (b) and (c) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation, loss, consent or notice that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.05     Capitalization; Subsidiaries.

(a)            As of the close of business on April 29, 2022 (the “Capitalization Date”), the authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Class A Common Stock, of which 20,680,326 shares are issued and outstanding (447,971 of which are unvested Company RS Awards); (ii) 33,000,000 shares of Company Class B Common Stock, of which 19,720,381 shares are issued and outstanding; and (iii) 50,000,000 shares of Company Preferred Stock, of which zero (0) shares are issued and outstanding. As of the Capitalization Date, 6,010,205 shares of Company Common Stock were held by the Company in its treasury.

(b)            As of the Capitalization Date, the Company has outstanding: (i) Company Options to purchase an aggregate of 4,360,000 shares of Company Class A Common Stock; and (ii) Company RS Awards covering an aggregate of 447,971 shares of Company Class A Common Stock. No Company Options or Company RS Awards relate to shares of Company Class B Common Stock.

(c)            As of the Capitalization Date, the Company has reserved 3,045,629 shares of Company Class A Common Stock under the Company Stock Plan for future issuance on exercise, vesting or other conversion to Company Class A Common Stock of incentive awards under the Company Stock Plan (excluding shares of Company Class A Common Stock subject to outstanding Company Option and Company RS Awards). All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Section 4.05(c) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company Option and Company RS Award, including, as applicable, the holder, the date of grant, the class and number of shares of Company Common Stock subject to such Company Compensatory Award as of the date of this Agreement, the exercise price and expiration date (as applicable) and the vesting schedule.

(d)            Except as provided in Section 4.05(a) or Section 4.05(b) and for changes since the Capitalization Date resulting from the exercise, vesting or other conversion to Company Class A Common Stock of Company Compensatory Awards outstanding on such date or granted after the date of this Agreement in compliance with the terms hereof, there are no outstanding: (i) shares of capital stock or voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock, voting securities or other Equity Securities of the Company; (iii) except as provided in Section 4.05(d) of the Company Disclosure Letter, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; or (iv) warrants, puts, calls, phantom equity, profit participation, equity appreciation, stock appreciation or similar rights, Contracts or commitments (including any bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote)) with respect to the Company or any Equity Securities of the Company.

(e)            Section 4.05(e) of the Company Disclosure Letter lists each Subsidiary of the Company as of the date hereof, the ownership interest of the Company in each such Subsidiary and the ownership interest of any other Person or Persons (including any Subsidiary of the Company, as applicable) in each such Subsidiary.

(f)            All outstanding shares of capital stock of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable Governing Documents) and nonassessable, and all such shares are owned, directly or indirectly, by the Company free and clear of any Liens (other than Liens to be discharged at the Closing). No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or other agreements calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its Equity Securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such Equity Security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other Equity Securities (other than withholding of shares of Class A Common Stock to satisfy applicable Tax withholding obligations with respect to the vesting or settlement of Company Compensatory Awards outstanding on the Capitalization Date), and there are no outstanding phantom equity, profit participation, equity appreciation or similar rights with respect to any Subsidiary of the Company.

(g)            No dividends or similar distributions have accrued or been declared but are unpaid on any Equity Securities of the Acquired Companies and no Acquired Company is subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Equity Securities of the Acquired Companies. Except for the Company Voting and Support Agreement and as set forth on Section 4.05(g) of the Company Disclosure Letter, (i) there are no outstanding obligations, Contracts or commitments of any character relating to any shares of Company Common Stock or other Equity Securities of the Company, including any agreements restricting the transfer of, requiring the registration for sale of, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or any similar rights with respect to any shares of Company Common Stock or other Equity Securities and (ii) no Acquired Company is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Equity Securities of the Acquired Companies. Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any other Person, corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company.

Section 4.06     Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a)            Since the Company Balance Sheet Date, the Company has filed or otherwise furnished (as applicable) with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed or furnished by the Company or any of its Subsidiaries with the SEC since such date, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of its respective filing date, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or subsequent filing, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder (each as in effect on the date that such Company SEC Document was filed) applicable to such Company SEC Document, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading); provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules thereto) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Company Financial Statements”) (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein.

(c)            The Acquired Companies maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 of the Exchange Act) as required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since the Company Balance Sheet Date, the Company has not identified or been made aware of (i) any “significant deficiency” (as defined in Rule 13a-15(f) of the Exchange Act) in the design or operation of internal control over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data and any “material weakness” (as defined in Rule 13a-15(f) of the Exchange Act) in internal control over financial reporting or (ii) any fraud or allegation thereof, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)            As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

Section 4.07      Absence of Certain Changes.

(a)            Between the Company Balance Sheet Date and the date of this Agreement, except as contemplated by this Agreement, (i) a Company Material Adverse Effect has not occurred and (ii) the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course.

(b)            Between the Company Balance Sheet Date and the date of this Agreement, except as contemplated by this Agreement or set forth on Section 4.07(b) of the Company Disclosure Letter, no Acquired Company has taken any action which would have required the prior written consent of Parent pursuant to Section 6.01(a)(i), (ii), (iii), (iv), (vi), (vii), (viii), (ix), (x), (xi), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), or (xxi), or, with respect to the foregoing, Section 6.01(a)(xxiii), had such actions been taken after the date of this Agreement.

(c)            Except for the Pantaya Transaction Agreement, the Radio Stations Transaction Agreement and as set forth on Section 4.07(b) of the Company Disclosure Letter, none of the Acquired Companies or any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), with the Pantaya Transaction Purchaser or related to the Pantaya Transaction or the Radio Stations Transaction or the entities or assets relating thereto.

Section 4.08      No Undisclosed Liabilities. There is no liability, debt or obligation of, or claim against, any Acquired Company of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected, disclosed or reserved for on the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents, (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Acquired Companies (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement, violation of Law or misappropriation), (c) incurred in connection with this Agreement or the Transactions, (d) disclosed on Section 4.08 of the Company Disclosure Letter or (e) which would not have a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents. Section 4.08 of the Company Disclosure Letter sets forth a correct and complete list (including the individual and aggregate value (in U.S. dollars)) of principal and interest outstanding under all indebtedness for borrowed money of the Company and its Subsidiaries as of the date hereof.

Section 4.09      Company Material Contracts.

(a)            Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract to which an Acquired Company is a party, and which falls within any of the following categories:

(i)            any joint venture, strategic alliance, partnership or similar agreement that is material to the operation of the Acquired Companies, taken as a whole;

(ii)            except with respect to indebtedness between or among any Acquired Companies, any Contract relating to (A) indebtedness for borrowed money or evidenced by promissory notes or debt securities, (B) any financial guaranty (other than guarantees of programming agreements), (C) any capital or finance leases, (D) obligations under any letter of credit or surety bond, or (E) any interest rate, currency or other swap, forward, future, collar, put, call, floor, cap, option or other similar Contract, in each case in excess of $500,000 individually;

(iii)            any Contract relating to an acquisition, investment, asset purchase, divestiture, merger or similar transaction (A) which the Company has entered into in the past five (5) years or (B) that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations on an Acquired Company;

(iv)            any Real Property Lease;

(v)            any Contract between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five percent (5%) or more of any class of Company Common Stock (other than the Company) or any Affiliate of the foregoing (or, to the Knowledge of the Company, any immediate family member of any of the foregoing), on the other hand;

(vi)            any Contract that by its terms limits the payment of dividends or other distributions to equityholders by the Company or any Subsidiary of the Company;

(vii)            any collective bargaining agreement or other similar Contract with any CBA, whether the same is in effect or has expired and an Acquired Company is continuing to operate thereunder or negotiating, or required to negotiate, a renewal thereof;

(viii)            any Contract with a Material Customer or Material Supplier;

(ix)            any Contract or group of Contracts with an advertiser or sponsor or pursuant to which the Company or any of its Subsidiaries has otherwise sold or traded commercial air time or advertising inventory on any Company Programming Service or digital platform in consideration for cash, property or services with a value in excess of $2,000,000 in the aggregate;

(x)            any Contract (A) under which any Acquired Company grants any license or other right to any Person with respect to material Company IP, or receives any license or other right from any Person with respect to any material Intellectual Property Rights, or (B) otherwise affecting any Acquired Company’s ability to enforce, own, register, use or otherwise exploit any material Company IP (including any covenant not to sue or co-existence or settlement agreements) in each case of (A) and (B), that is material to the operation of the Acquired Companies, taken as a whole, and other than any Contracts entered into by any Acquired Company in the ordinary course of business and non-exclusive licenses received by any Acquired Company with respect to Standard Software;

(xi)            any Contracts which allow a third party to distribute all or a substantial portion of a Company Programming Service or its content on a “white label” or syndication basis;

(xii)            each Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(xiii)            any “output” or other overall licensing Contract that pertains to the incoming licensing of a material amount of original library or other audiovisual content for exhibition on one or more Company Programming Services, the termination of which would have a materially adverse impact on the operation of the Company or its Subsidiaries or their ability to program any Company Programming Service;

(xiv)            other than Carriage Agreements entered into in the ordinary course of business, any Contract that materially limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person in any geographic area or during any period of time, or that materially restricts the right of the Company or its Subsidiaries to sell to, license to, or purchase from any Person or which materially limits its ability to distribute any Company Programming Service in any geographic area or during any period of time;

(xv)            any Contracts relating to mortgaging, pledging or otherwise placing any Lien on any material portion of the assets of the Company or the Subsidiaries; and

(xvi)            any other Contract that any of the Acquired Companies is party to that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act that has not been so filed.

Each Contract of the type described in this Section 4.09(a), other than this Agreement, is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract (including all material amendments thereto), as of the date of this Agreement, have been made available by the Company to Parent.

(b)            Except as set forth on Section 4.09(b) of the Company Disclosure Letter: (i) each Company Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business; (iii) none of the Company or any of its Subsidiaries has received written notice of any violation or default under any Company Material Contract; and (iv) each Acquired Company has in all material respects performed all obligations required to be performed by it under each Company Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Company Balance Sheet Date through the date of this Agreement, no counterparty to a Company Material Contract has notified the Acquired Companies in writing (or, to the Knowledge of the Company, otherwise) that it intends to terminate or not renew a Company Material Contract.

Section 4.10      Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a)            Except with respect to matters set forth on Section 4.10(a) of the Company Disclosure Letter, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Acquired Companies are, and for the past three (3) years have been, in compliance with all Applicable Laws, (ii) during the past three (3) years no Acquired Company has received any written notice from any Governmental Authority alleging any material noncompliance by such Acquired Company with respect to any such Applicable Law, and (iii) no investigation by any Governmental Authority regarding a violation of any such Applicable Law is pending or, to the Knowledge of the Company, threatened in writing.

(b)            Except as set forth on Section 4.10(b) of the Company Disclosure Letter, the Acquired Companies hold all regulatory permits, approvals, licenses and other authorizations, including franchises and ordinances issued or granted to the Acquired Companies by a Governmental Authority (the “Company Licenses”) that are required for the Acquired Companies to conduct their business, as presently conducted, except where the failure to hold such Company Licenses would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company License is valid and in full force and effect and has not, during the past three (3) years, been suspended, revoked, cancelled or adversely modified, (ii) the Acquired Companies are and during the past three (3) years have been, in compliance with all such Company Licenses and (iii) to the Knowledge of the Company, there are no actions or Proceedings pending or threatened that would reasonably be expected to result in the revocation or termination of any Company License, and during the past three (3) years, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms).

(d)            Each Acquired Company is and during the past four (4) years has been in compliance, in all material respects, with all Privacy Laws, Privacy Policies and contractual obligations relating to data privacy, data security and Personal Information (collectively, “Data Protection Obligations”).

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the Transactions do not and will not (i) conflict with or result in a material violation or breach of any Data Protection Obligations, (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information, or (iii) give rise to any right of termination of the Acquired Companies’ rights to own and Process any Personal Information necessary for the operation of the Acquired Companies’ business.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company has implemented and maintains commercially reasonable security measures, plans, procedures, controls, and programs, including a written information security program designed to: (i) monitor and implement adequate administrative, technical, physical and organizational safeguards to protect Personal Information, Company IT Assets, applications, and websites and (ii) protect and maintain the security of any Personal Information collected by or on behalf of the Acquired Companies, Company IT Assets, applications, and websites against any accidental, unlawful or unauthorized access, use, loss, alteration, destruction, compromise or other unauthorized disclosure of, or access or similar incidents (a “Security Incident”).

(g)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, the Acquired Companies have not (i) suffered a Security Incident; (ii) been required to provide notice of a Security Incident to affected individuals under any Data Protection Obligation; or (iii) been the subject of a Proceeding or correspondence, complaint, claim, notice or inquiry from any Person relating to any Security Incident or violation of any Data Protection Obligation.

(h)            For the past five (5) years, the Acquired Companies have complied with all applicable Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any if its Subsidiaries has taken any action that would constitute a violation of any applicable Anti-Corruption Law, including giving, offering, promising or authorizing the provision of anything of value to a Person, directly or indirectly, to secure an improper business advantage. The Acquired Companies have maintained policies and procedures to promote and ensure compliance with all applicable Anti-Corruption Laws.

(i)            Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries is currently, or has been in the past five (5) years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott Applicable Laws (collectively, “Trade Control Laws”).

(j)            In the past five (5) years, neither the Company nor any of its Subsidiaries has: (i) received from any Governmental Authority or any Person any written notice, inquiry or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.

Section 4.11      Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, during the past three (3) years, there have been no pending or, to the Knowledge of the Company, threatened, lawsuits, actions, suits, claims or other Proceedings at law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority against any Acquired Company or affecting any of its assets or any present or former officer, director, manager or employee of the Company or any of its Subsidiaries (in such individuals’ capacity as such) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no unsatisfied judgment, Governmental Order or any open injunction binding upon an Acquired Company or any Acquired Company’s assets or properties which would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12      Real Property.

(a)            Section 4.12(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Owned Real Property. As of the date of this Agreement, an Acquired Company has good and valid title to such Owned Real Property in fee (or the equivalent interest in the applicable jurisdiction), subject only to Permitted Liens.

(b)            Section 4.12(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all leases relating to Leased Real Property (the “Real Property Leases”). The Company has delivered or made available to Parent, a true, complete and correct copy of each Real Property Lease (including all amendments, renewals, guaranties and other agreements with respect thereto). Except as set forth on Section 4.12(b) of the Company Disclosure Letter or except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, (i) an Acquired Company has a valid leasehold interest in each such Leased Real Property, subject only to Permitted Liens, (ii) an Acquired Company has a legal, valid, binding and enforceable leasehold estate in all Leased Real Property, subject to the Enforceability Exceptions and any Permitted Liens and (iii) no Acquired Company has received any written notice from any lessor of such Leased Real Property of, nor does the Company have Knowledge of the existence of, any breach or default, event or circumstance that, with notice or lapse of time, or both, would constitute a breach or default by the party that is the lessee or lessor of such Leased Real Property. The Owned Real Property and the Leased Real Property comprise all of the real property used, or otherwise related to, the business of the Acquired Companies.

Section 4.13      Intellectual Property.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies (i) exclusively own and possess all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens) and (ii) have all necessary rights to use the Company IP and In-Licensed IP used in the conduct the business of the Acquired Companies as currently conducted.

(b)            Section 4.13(b) of the Company Disclosure Letter sets forth an accurate and complete list as of the Closing Date of each item of Company Registered IP (or, in the case of domain names, the registrar) that is material to the operation of the Acquired Companies, taken as a whole, together with the jurisdiction where the application, registration or issuance is filed or issued and the applicable application, registration or serial number and the date of such registration or filing. All such Company Registered IP is subsisting, and, to the Knowledge of the Company, valid and enforceable. All necessary registration, maintenance and renewal fees currently due in connection with the material Company Registered IP have been made and all necessary documentation in connection with the material Company Registered IP have been filed with the applicable Governmental Authority to maintain such material Company Registered IP. None of the Company Registered IP is subject to any pending challenge relating to the ownership, use, registrability, patentability, validity or enforceability of the Company Registered IP, excluding challenges that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operation of the business of the Acquired Companies has not in the last three (3) years and does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person. No Proceeding is pending or, during the three (3) years prior to the date of this Agreement, has been threatened in writing and remains outstanding against any Acquired Company alleging any infringement, misappropriation or other violation by such Acquired Company of any Intellectual Property Rights of another Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any material Company IP, that is material to the operation of the Acquired Companies, taken as a whole.

(d)            The Acquired Companies have taken commercially reasonable measures designed to protect, safeguard and maintain the confidentiality of its material confidential and proprietary information and data (including the confidentiality and value of any material Company IP which the Acquired Companies holds as a trade secret) (“Confidential Information”), in each case that is material to the operation of the Acquired Companies, taken as a whole. Without limiting the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company has used and uses commercially reasonable efforts to enforce a policy requiring each employee and contractor of an Acquired Company having access to Confidential Information execute a Contract subjecting such employee or contractor to confidentiality obligations in favor of such Acquired Company.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Persons that have authored, developed or otherwise created any Intellectual Property Rights for or on behalf of any Acquired Company have executed valid and enforceable written agreements pursuant to which such Persons assigns to the applicable Acquired Company exclusive ownership of such Intellectual Property Rights.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company IT Assets are reasonably sufficient in all material respects for the operation of the business of the Acquired Companies, and (ii) to the Knowledge of the Company, there has not been any unauthorized use, access to, intrusions or breaches of security with respect to the Company IT Assets and the Acquired Companies have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and take and have taken commercially reasonable steps to safeguard the Company IT Assets. To the Knowledge of the Company, the Acquired Companies take commercially reasonable steps to prevent the introduction of bugs, disabling codes, spyware, Trojan horses, spyware, adware, worms and other malicious code (collectively, “Malicious Code”) into the Company IT Assets that would adversely affect in any material respect the operation, functionality, performance or use of such Company IT Assets.

(g)            No material proprietary Software is included, in whole or in part, in the Company IP.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies have at all times complied in all material respects with the applicable “safe harbor” provisions of the Online Copyright Infringement Limitation Act and the Digital Millennium Copyright Act.

Section 4.14      Insurance Coverage. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Companies (the “Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries maintain insurance, underwritten by financially reputable insurance companies, in such amounts and against such risks as is sufficient to comply with Applicable Law and all Company Material Contracts; (b) each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Acquired Companies are in compliance in all respects with the terms and conditions of such Insurance Policies; (c) no event has occurred which, with or without notice or lapse of time or both, would constitute a breach of or default under, or permit the termination of any Insurance Policy, and neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, oral notice, regarding any cancellation or invalidation, premium increase with respect to, or material alteration of coverage under, any Insurance Policy; (d) the Company has filed claims as required under the respective Insurance Policies with insurers with respect to all matters and occurrences for which it has coverage, including those which fall within any self-insured retentions or deductibles; and (e) there are no pending claims submitted by the Company or any of its Subsidiaries as to which coverage has been denied, rejected or disputed by the applicable insurer.

Section 4.15      Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            all Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects;

(b)            all Taxes of each Acquired Company (whether or not shown to be due and payable on any such Tax Return) have been timely paid; each Acquired Company has withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party;

(c)            no deficiency or assessment for Taxes has been asserted in writing or assessed by any Governmental Authority with respect to any Acquired Company;

(d)            there are no audits or examinations by any Governmental Authority ongoing or pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes for which any Acquired Company could be liable;

(e)            no Acquired Company has entered into a written agreement waiving or extending any statute of limitations in respect of Taxes with respect to any Acquired Company, and none of the Acquired Companies are currently the beneficiary of extensions of time within which to file any material Tax Returns, other than extensions of time to file Tax Returns obtained in the ordinary course of business;

(f)            there are no Liens for Taxes upon any property or assets of any Acquired Company, except for statutory Liens for Taxes not yet due;

(g)            none of the Acquired Companies have, within the past two (2) years, been a party to any transaction purported or intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code);

(h)            no Acquired Company (i) is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group of which the Company is the common parent and the only members of which are and have been the Acquired Companies), or (iii) has any liability for any Tax of any Person (other than an Acquired Company) under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise;

(i)            no Acquired Company will be required to include or accelerate an item of income or gain in, or exclude or defer an item of deduction or loss from, taxable income for any period (or portion thereof) ending on or after the Closing Date as a result of any (i) installment sale, open transaction or other disposition made prior to the Closing, (ii) adjustment under Section 481(a) of the Code (or similar provision of state, local or non-U.S. Law) or change in method of accounting required or initiated before the Closing, (iii) use of an improper method of accounting prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or similar agreement under state, local or non-U.S. Law), (v) prepaid amount or deferred revenue received or accrued on or prior to the Closing Date, other than amounts received or accrued in the ordinary course of business or (vi) intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or similar provision of state, local or non-U.S. Law);

(j)            no Acquired Company has made any election, or will be required to pay any Tax after the Closing, under Section 965 of the Code;

(k)            Section 4.15(k) of the Company Disclosure Letter lists the U.S. federal income tax classification of each Acquired Company (and, if applicable, any local or foreign income tax classification), and other than as set forth on Section 4.15(k) of the Company Disclosure Letter, no entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to any Acquired Company;

(l)            no Acquired Company has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(m)            the Company is not, and has not been in the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code; and

(n)            the Puerto Rico Tax Decrees are effective and in good standing. The Company and its Subsidiaries are in compliance with the requirements of the Puerto Rico Tax Decrees, and have not received any notice or communication regarding any alleged failure to comply with obligations in connection with the Puerto Rico Tax Decrees. No procedure to consider the revocation of the Puerto Rico Tax Decrees has commenced or been threatened, and, to the Knowledge of the Company, there is no event or circumstance related to the Parent or the Company that would reasonably be expected to prevent or delay approval of the change of control of the Company by the Office of Incentives for Businesses in Puerto Rico with respect to the Puerto Rico Tax Decrees.

Section 4.16      Employees and Employee Benefit Plans.

(a)            Section 4.16(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Plan and each Multiemployer Plan and each Governmental Plan. For purposes of this Agreement, “Plan” shall mean each (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, bonus or other incentive, medical, vision, dental, welfare, post-employment welfare, vacation, paid time off or other compensation or benefit plan, program, policy, agreement or arrangement, in each case, sponsored, maintained or contributed to by the Company or any of its Subsidiaries, required to be sponsored, maintained or contributed to by the Company of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability, other than any Multiemployer Plan and any Governmental Plan. The Company has made available to Parent true and complete copies of the following, as applicable, with respect to each material Plan, (A) current plan and trust documents (including all amendments thereto), (B) the most recent summary plan description and all summaries of material modifications thereto, (C) the current determination or opinion letter received from the Internal Revenue Service and (D) the most recent financial statements and annual reports on Form 5500 (including all attachments and schedules thereto).

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to cause the loss of qualification of any such Plan. Each Plan has been established, funded, maintained and administered in accordance with its terms and in compliance in all material respects with ERISA, the Code and other Applicable Laws. All material contributions, premiums and other payments that have become due have been paid on a timely basis with respect to each Plan, Multiemployer Plan or any Governmental Plan or, to the extent not yet due, accrued in accordance with GAAP. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has incurred (whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist nor have any events occurred that could reasonably be expected to result in the imposition of any such penalties or Taxes.

(c)            Except as set forth in Section 4.16(c) of the Company Disclosure Letter, the Company and its Subsidiaries do not sponsor, maintain or contribute to, and has not, within the past six (6) years, sponsored, maintained or contributed to, or had any liability with respect to, a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code, including as a consequence of at any time having been considered a single employer, with any other Person, under Section 414 of the Code or Section 4001(b) of ERISA. No Plan is or, within the past six (6) years, was a “multiple employer plan” (as such term is defined under Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as such term is defined under Section 3(40) of ERISA).

(d)            Neither the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to any Plan, engaged in or been a party to any fiduciary breach or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company or any of its Subsidiaries or any Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(e)            Except as set forth in Section 4.16(e) of the Company Disclosure Letter, no Plan provides for post-employment welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other Applicable Law, with the covered individual paying the full premium cost (except to the extent the Company or its Subsidiaries are required to subsidize such coverages under Applicable Law), or (ii) coverage through the end of the calendar month in which a termination of employment occurs (to the extent expressly permitted under the terms of the related insurance policy).

(f)            Except as set forth in Section 4.16(f) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the Transactions will (either alone or upon occurrence of any additional or subsequent events): (i) increase the amount of compensation or benefits due, or result in any payment or benefit (whether in cash, property or the vesting of property) becoming due, to any current or former employee, officer, consultant, director or other service provider; (ii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit or require the Company or any Subsidiary to fund amounts due under any Plan; or (iii) give rise to the payment of any amount or provision of any benefit that could, individually or in combination with any other such payment or benefit, result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(g)            Each Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has at all times been operated in operational and documentary compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify any current or former employee or other service provider for the imposition of Tax, including under Sections 4999 or 409A of the Code.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law. As of the date of this Agreement, there is no, and in the past three (3) years has not been, any pending or, to the Knowledge of the Company, threatened material labor strike, dispute, walkout, work stoppage, slowdown, lockout, picketing, material grievance, material labor-related arbitration or other material labor dispute against or affecting the Company or any of its Subsidiaries. Except as set forth in Section 4.16(h) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, nor bound by, any collective bargaining agreement or other similar Contract with any guild, labor union, labor organization or works council (each a “CBA”), and, in the past three (3) years, there have been no labor unions or other organizations representing, or, to the Knowledge of the Company purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries. As of the date of this Agreement, to the Knowledge of the Company, in the past three (3) years, there have been no material labor organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(i)            As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to a settlement agreement with any employee of the Company or any of its Subsidiaries that involves allegations of sexual harassment by any employee of Company or any of its Subsidiaries at the level of Senior Vice President or above and, to the Knowledge of the Company, no such allegations have been made against employees of the Company or any of its Subsidiaries at the level of Senior Vice President or above in the past three (3) years prior to the date of this Agreement.

(j)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and has been during the past three (3) years, in compliance with all Applicable Laws relating to employment, including Laws relating to discrimination, hours of work and the payment of wages or overtime wages, terms and conditions of employment, hiring, background checks, immigration, employment eligibility verification, equal employment opportunity, discrimination, harassment, retaliation, equal pay, unions, labor relations, employee classification, independent contractors, employee health and safety, collective bargaining, workers’ compensation, pay equity, the collection and payment of withholding or social security taxes, termination of employment and notice thereof, and social insurance funds and housing welfare funds (including the obtaining of social security registration certificates and payment of all amounts required to fund such social insurance funds and housing welfare funds).

(k)            In the past three (3) years, neither the Company nor any of its Subsidiaries has: (i) implemented any plant closing or mass layoffs implicating WARN; or (ii) incurred any liability under WARN that remains unsatisfied. No plant closings or mass layoffs implicating WARN are currently planned, or have been announced.

Section 4.17      Environmental Matters. Except as set forth on Section 4.17 of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Acquired Companies are, and for the past three (3) years have been, in compliance with all Environmental Laws, (b) the Acquired Companies have obtained (and are and have been in compliance with) all Company Licenses required under applicable Environmental Laws to permit the Acquired Companies to operate their assets (including in the manner in which they are now operated and maintained) and to conduct the business of the Acquired Companies (including as currently conducted), (c) no written claims or notices have been received by (or are pending with respect to or, to the Knowledge of the Company, are threatened against) the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law and (d) there has been no release or disposal of, contamination by, or exposure of any Person to, any Hazardous Substance.

Section 4.18      Required Vote. Subject to Section 5.07, the Required Company Stockholder Approval is the only vote of the holders of any of the Company Common Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.

Section 4.19      No Brokers. Except for the Special Committee Financial Advisors, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions. The Company has disclosed to Parent on Section 4.19 of the Company Disclosure Letter the reasonably estimated fees, as of the date hereof, paid or to be paid by the Company in connection with its engagement of the Special Committee Financial Advisors.

Section 4.20      Related Party Transactions. As of the date hereof, except for compensation or other employment arrangements in the ordinary course of business and except as disclosed in the Company SEC Documents, in the past three (3) years, there have been no Contracts, transactions or arrangements between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer or employee) thereof or any holder of 5% or more of the shares of Company’s capital stock, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.21      Material Customers and Suppliers.

(a)            Section 4.21(a) of the Company Disclosure Letter sets forth a true and correct list of the Acquired Companies’ Material Customers as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Company Balance Sheet Date and until the date hereof, no Acquired Company has received any written or, to the Knowledge of the Company, oral notice from any Material Customer of its intention to terminate or not renew its business relationship with the Acquired Companies or to decrease materially purchasing services or products from or otherwise materially change or modify the terms of its business relationship with the Acquired Companies. As used herein, “Material Customer” means, on a consolidated basis, (i) the Acquired Companies’ top eight (8) distributors based on the dollar amount of total revenue in the United States (including, for the avoidance of doubt, the Commonwealth of Puerto Rico) for the twelve (12)-month period ended December 31, 2021 (calculated on an annualized basis) and (ii) any of the Acquired Companies’ international distributors that have generated at least $250,000 in revenue for the Acquired Companies in respect of any country other than the United States for the twelve (12)-month period ended December 31, 2021.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Company Balance Sheet Date and until the date hereof, (i) no MVPD or other counterparty to a Carriage Agreement has provided notice to the Company or any of its Subsidiaries of any material signal quality issue, dispute or other breach by the Company or any of its Subsidiaries or has failed to respond to a request for carriage required by law or, to the Knowledge of the Company, sought any form of relief from carriage of a Company Programming Service from the FCC, (ii) neither the Company nor any of its Subsidiaries has received any written notice from any MVPD or other counterparty to a Carriage Agreement of such Person’s intention to not to renew or to terminate such Carriage Agreement, or any other notice that could materially and adversely impact the number of subscribers of any Company Programming Service and (iii) neither the Company nor any of its Subsidiaries has received written notice of a petition seeking FCC modification of any Market in which a Company Programming Service is located.

(c)            Section 4.21(c) of the Company Disclosure Letter sets forth a true and correct list of the Acquired Companies’ Material Suppliers as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Company Balance Sheet Date and until the date hereof, no Acquired Company has received any written or, to the Knowledge of the Company, oral notice from any Material Supplier of its intention to terminate or not renew its business relationship with the Acquired Companies or to decrease materially providing services or products to or otherwise materially change or modify the terms of its business relationship with the Acquired Companies. As used herein, “Material Supplier” means, on a consolidated basis, the Acquired Companies’ top ten (10) vendors based on the dollar amount of total payments for the twelve (12)-month period ended December 31, 2021 (excluding the Acquired Companies’ professional advisors, insurance providers and payroll service providers).

Section 4.22      FCC Licenses and Regulatory Matters.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) each FCC License listed in Section 4.22 of the Company Disclosure Letter, which contains a list of all FCC Licenses, is in full force and effect in accordance with its terms, and the FCC Licenses included are all licenses, permits and authorizations that are required from the FCC in order for the Acquired Companies to conduct their current business; (ii) except as set forth in Section 4.22 of the Company Disclosure Letter, none of the Acquired Companies has any applications pending before the FCC relating to the FCC Licenses or the operation of the Acquired Companies’ stations; (iii) the Acquired Companies have completed or caused to be completed the construction of all facilities or changes contemplated by any of the FCC Licenses or construction permits; (iv) there is no outstanding written notice of cancellation, termination, modification or notice of apparent liability or, to the Knowledge of the Company, any threatened cancellation, termination or modification in connection therewith, nor are any of the FCC Licenses subject to any restrictions or conditions that materially impair the business of the Acquired Companies as currently conducted (other than restrictions or conditions generally applicable to FCC Licenses of that type); (v) none of the FCC Licenses is subject to any pending regulatory proceeding (other than those affecting the communications industry generally) or pending administrative or judicial review before the FCC or any other Governmental Authority; and (vi) to the Knowledge of the Company, there has occurred no event, condition or circumstance that, individually or in the aggregate, could reasonably be expected to cause any FCC License to be revoked, suspended, cancelled, terminated or adversely modified, or that would preclude any FCC License from being renewed in the ordinary course and without adverse conditions.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) the Acquired Companies are in compliance with the Communications Laws; (ii) to the Knowledge of the Company, there is no investigation, notice of apparent liability, violation, forfeiture, adverse judgment or other order or complaint issued by or filed with or before the FCC or any other Governmental Authority, with respect to the Acquired Companies or the broadcast stations the Acquired Companies operate; (iii) the Acquired Companies have duly and timely filed all reports, registrations, applications and other filings which are required to be filed under the Communications Laws, and all such filings were, when made, true, correct and complete in all material respects; (iv) the Acquired Companies have paid all license, regulatory or other fees and charges which they have calculated in good faith as due to any Governmental Authority pursuant to the Communications Laws; and (v) there is no inquiry, claim, action or demand pending or, to the Knowledge of the Company, threatened before any Governmental Authority which questions the amounts paid by the Acquired Companies pursuant to the Communications Laws.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) the transmitting and studio equipment of each station operated pursuant to the FCC Licenses are operating in accordance with the terms and conditions of the FCC Licenses, underlying construction permits and the Communications Laws, (ii) to the Knowledge of the Company, the stations are not causing interference in violation of the Communications Laws to the transmission of any other broadcast station or communications facility and have not received any complaints with respect thereto, and (iii) to the Knowledge of the Company, no other broadcast station or communications facility is causing interference in violation of the Communications Laws to the stations’ transmissions or the public’s reception of such transmissions.

Section 4.23     No Additional Representations or Warranties. Except as provided in this Article IV or in any certificate to be delivered by the Company in connection with this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or with respect to any other information provided to Parent, each Merger Sub or their respective Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof. Other than claims with respect to fraud, neither the Company nor any other Person will have or be subject to any claim, liabilities or any other obligation to Parent, each Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent or either Merger Sub, or Parent’s or either Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent or either Merger Sub in the electronic data room maintained by the Company for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Article V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in the Parent Disclosure Letter, Parent and each Merger Sub represent and warrant to the Company:

Section 5.01      Corporate Existence and Power. Each of Parent and each Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all corporate or limited liability company (as applicable) power and authority required to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to impair the ability of Parent or either Merger Sub to consummate the Transactions. Each of Parent and each Merger Sub is duly qualified to do business as a foreign corporation or limited liability company (as applicable) and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to materially impair the ability of Parent or either Merger Sub to consummate the Transactions.

Section 5.02      Corporate Authorization.

(a)            Each of Parent and each Merger Sub has all requisite corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and each Merger Sub of this Agreement have been duly and validly authorized by all necessary action on the part of Parent and each Merger Sub (subject, with respect to Merger Sub 1, only to approval by its sole stockholder, which will be effected by written consent immediately following the execution and delivery of this Agreement), and no other corporate or limited liability company (as applicable) proceedings on the part of Parent and each Merger Sub are necessary to authorize the execution and delivery of this Agreement or for each of Parent and each Merger Sub to consummate the Transactions (other than, with respect to the Mergers, the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement has been duly and validly executed and delivered by Parent and each Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and each Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b)            The board of directors, sole member or similar governing body of each of Parent and each Merger Sub has duly adopted resolutions (i) determining that this Agreement and the Transactions are advisable and in the best interests of Parent, each Merger Sub and their respective stockholders or other equityholders, as applicable, and (ii) adopting this Agreement and the Transactions. Parent, acting in its capacity as the sole stockholder of Merger Sub 1, will immediately after execution and delivery hereof approve and adopt this Agreement.

(c)            No vote of, or consent by, the holders of any Equity Securities of Parent (other than, for the avoidance of doubt, the consent of Parent, as the sole holder of the Equity Securities of Merger Sub 1, to adopt the Agreement) is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or otherwise required by Parent’s organizational documents, Applicable Law or any Governmental Authority.

Section 5.03      Governmental Authorization. The execution, delivery and performance by each of Parent and each Merger Sub of this Agreement and the consummation by Parent and each Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger and the LLC Certificate of Merger with the Delaware Secretary of State, (b) compliance with and filings or notifications under any applicable requirements of the Antitrust Laws, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, including the filing of the Proxy Statement and the Schedule 13E-3, (d) compliance with any applicable rules of Nasdaq, (e) receipt of the prior consent of the FCC to the Mergers, (f) compliance with and filings or notifications under any applicable Communications Laws and (g) where failure to take any such actions or filings would not reasonably be expected to materially impair or delay the ability of Parent or either Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.04      Non-Contravention.

(a)            The execution, delivery and performance by each of Parent and each Merger Sub of this Agreement, the consummation by each of Parent or either Merger Sub of the Transactions and the compliance by each of Parent or either Merger Sub with any of the provisions of this Agreement does not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Governing Documents of Parent or either Merger Sub, (b) assuming the consents, approvals, authorizations and filings referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any Contract, except in the case of clauses (b) and (c) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or either Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

(b)            Parent is qualified under the Communications Laws to acquire control of the Acquired Companies using the FCC’s “short-form” approval process, no waiver is required under the Communications Laws in order for Parent to acquire such control, and Parent has no reason to believe that the FCC will not approve the FCC Application in the ordinary course. Without limiting the foregoing, immediately after the Closing, (i) Gato will own greater than 50 percent of the voting and equity interests in Parent; (ii) the direct and indirect ownership of Gato will not include changes to the ownership reported by the Acquired Companies previously to the FCC that would require a “long form” approval process; (iii) Peter M. Kern will have ultimate control (as defined by the FCC) of Gato and the Acquired Companies; and (iv) the Acquired Companies, Parent and Gato will be in compliance with the declaratory ruling issued by the FCC to the Acquired Companies and released on November 19, 2019. To the Knowledge of Parent, based on the completion of customary anti-money laundering diligence on the direct or indirect equity or debt investors in Parent and the Merger Subs, no direct or indirect equity or debt investor in Parent or either Merger Sub is: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Trade Control Laws.

Section 5.05       Litigation. As of the date of this Agreement, there are no pending or threatened lawsuits, actions, suits, claims or other proceedings at law or in equity or investigations before or by any Governmental Authority against Parent or any of its Subsidiaries that would reasonably be expected to materially impair the ability of Parent or either Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Parent or any of its Subsidiaries which would reasonably be expected to materially impair the ability of Parent or either Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement.

Section 5.06      No Brokers. There is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Parent or its Subsidiaries who will be entitled to any fee or commission from Parent or its Subsidiaries, including each Merger Sub, in connection with the Transactions.

Section 5.07      Ownership of Company Common Stock.

(a)            Other than the Gato Shares and any Equity Securities issued to applicable directors of the Company as equity awards, Parent and each Merger Sub and their respective Subsidiaries and Affiliates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

(b)            Except as set forth on Section 5.07 of the Parent Disclosure Letter, the Voting and Support Agreement or the Gato Partnership Agreement, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (ii) any stockholder of the Company (A) agrees to vote to adopt this Agreement or the Mergers or (B) agrees to vote against, or not to tender its shares of Company Common Stock in, any Acquisition Proposal.

(c)            Other than the Gato Shares and any Equity Securities issued to applicable directors of the Company as equity awards, neither Parent, either Merger Sub nor any “affiliate” or “associate” (as such terms are used in Section 203 of the DGCL) thereof “own” (within the meaning of Section 203 of the DGCL) or have, within the last three (3) years, “owned” any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

Section 5.08      Financial Capacity. Parent has delivered to the Company true and complete copies of (a) the executed equity commitment letter dated as of the date hereof (the “Equity Commitment Letter”) from the Guarantors to provide to Parent on the Closing Date the Equity Financing in cash in an aggregate amount of at least $115,000,000, which Equity Commitment Letter provides that the Company is an express third party beneficiary thereto and (b) the Debt Commitment Letter executed by the Debt Financing Sources party thereto on the date hereof and countersigned by Merger Sub 2. None of the Commitment Letters have been amended or modified prior to the date of this Agreement. The aggregate proceeds of the Debt Financing and the Equity Financing will be sufficient to consummate the Transactions, including (i) the payment of the aggregate Merger Consideration and Option Consideration to which holders of Company Common Stock, Company Options and Company RS Awards will be entitled at the Effective Time pursuant to this Agreement, (ii) the repayment of the Payoff Indebtedness and (iii) the payment of all fees and expenses required to be paid by Parent or either Merger Sub at the Closing in connection with the Transactions. As of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Commitment Letters are in full force and effect and, to the Knowledge of each Merger Sub, represent valid, binding and enforceable obligations of Parent (in the case of the Equity Commitment Letter) and the Debt Financing Sources (in the case of the Debt Commitment Letter) (in each case, subject to the Enforceability Exceptions) to provide the financing contemplated thereby subject only to the satisfaction or waiver of the applicable Financing Conditions. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a material breach or default on the part of Parent (in the case of the Equity Commitment Letter) or Merger Sub 2 (in the case of the Debt Commitment Letter), in each case, or any other party thereto under any term of the Commitment Letters which would reasonably be expected to materially impair or adversely affect the Financing. As of the date hereof, each of Parent (in the case of the Equity Commitment Letter) and Merger Sub 2 (in the case of the Debt Commitment Letter) has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of any of the Commitment Letters. Except as set forth in the Equity Commitment Letter and the Debt Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than the Financing Conditions. The only conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date that will be required to be satisfied on the Closing Date in order to consummate the Debt Financing contemplated by the Debt Commitment Letter shall be the Financing Conditions contained in the Debt Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that (A) any of the Financing Conditions will not be satisfied or (B) the Financing will not be made available to Parent (in the case of the Equity Commitment Letter) and Merger Sub 2 (in the case of the Debt Commitment Letter) on the Closing Date. Parent and each Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and each Merger Sub’s obligations to consummate the Mergers, are not subject to, or conditioned on, Parent’s or either Merger Sub’s receipt of financing. Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of the representations and warranties in this Section 5.08 shall not result in the failure of the conditions to the Closing set forth in Section 7.03(a) if, notwithstanding such breach and subject to the satisfaction of the other conditions to Closing set forth in Article VII, Parent and each Merger Sub are willing and able to consummate the Closing on the date the Closing is required to occur hereunder.

Section 5.09      Solvency. Neither Parent nor either Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any Acquired Company. Parent and each Merger Sub, taken as a whole on a consolidated basis, are solvent as of the Closing Date, assuming (a) the truth and accuracy of the representations and warranties contained in Article IV (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect,” “knowledge” or similar qualifiers or exceptions contained therein), (b) that any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were, and continue to be, reasonable, (c) the Company complies in all material respects with its obligations under this Agreement, (d) the Company and its Subsidiaries, taken as a whole, are solvent immediately prior to the Effective Time, and (e) satisfaction of the conditions to Parent and each Merger Sub’s obligation to consummate the Mergers, and each of Parent and the Surviving Corporation will, after giving effect to all of the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 5.09, the term “solvent” means, with respect to a particular date, that on such date, (i) the sum of the assets, at a fair valuation, of Parent and each Merger Sub and, after the Mergers, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (ii) Parent and each Merger Sub, taken as a whole on a consolidated basis, and, after the Mergers, Parent and the Surviving Corporation and its Subsidiaries, taken as a whole on a consolidated basis, have not incurred debts beyond their ability to pay such debts as such debts mature and become absolute, and (iii) Parent and each Merger Sub, taken as a whole on a consolidated basis, and, after the Mergers, Parent and the Surviving Corporation and its Subsidiaries, taken as a whole on a consolidated basis, have sufficient capital and liquidity with which to conduct their business. For purposes of this Section 5.09, “debt” means any liability on a claim, and “claim” means any right to (A) payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (B) an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.10      Ownership of Merger Sub 1; No Prior Activities. All of the authorized capital stock of Merger Sub 1 consists of 100 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of stock of Merger Sub 1 are, and at the Effective Time will be, owned directly by Parent. Merger Sub 1 was formed solely for the purpose of engaging in the Transactions (as applicable). Except for obligations or liabilities incurred in connection with its formation and the Transactions, Merger Sub 1 has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.11      Ownership of Merger Sub 2; No Prior Activities. All of the issued and outstanding membership interests of Merger Sub 2 are, and at the LLC Merger Effective Time will be, owned directly by Merger Sub 1. Merger Sub 2 was formed solely for the purpose of engaging in the Transactions (as applicable). Except for obligations or liabilities incurred in connection with its formation and the Transactions (including the Debt Financing), Merger Sub 2 has not and will not prior to the LLC Merger Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.12      Company Arrangements. Other than as contemplated by this Agreement, the Voting and Support Agreement and the Confidentiality Agreement, as of the date hereof, none of Parent or either Merger Sub, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company relating in any way to the Transactions or the operations of the Company.

Section 5.13      The Pantaya Transaction. Other than the Pantaya Transaction Agreement, the Radio Stations Purchase Agreement and that certain letter agreement re: expense reimbursement, dated as of the date hereof, by and between Parent and the Pantaya Transaction Purchaser in substantially the form provided to the Company prior to the date hereof, Parent, each Merger Sub and their respective Affiliates (other than the Acquired Companies) have not entered into any documents, agreements or arrangements relating to the Pantaya Transaction or the Radio Stations Transaction.

Section 5.14      No Additional Representations and Warranties. Except for the representations and warranties contained in Article IV, Parent and each Merger Sub acknowledge that neither the Company nor any of its Subsidiaries or Representatives makes, and Parent and each Merger Sub acknowledge that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or either Merger Sub by or on behalf of any of the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, each Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions. Except as provided in this Article V or in any certificate to be delivered by Parent or either Merger Sub in connection with this Agreement, neither Parent, each Merger Sub nor any other Person on behalf of Parent or either Merger Sub makes any express or implied representation or warranty with respect to Parent, each Merger Sub, any of their respective Subsidiaries, or with respect to any other information provided to the Company or its Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof.

Article VI.
COVENANTS OF THE PARTIES

Section 6.01      Conduct of the Company Pending the Mergers.

(a)            The Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 8.01, except as (i) set forth on Section 6.01(a) of the Company Disclosure Letter, (ii) as required by Applicable Law (including COVID-19 Measures), (iii) expressly required or contemplated by this Agreement (including taking any action in furtherance of the consummation of the Pantaya Transaction) or (iv) otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (A) conduct their respective businesses in all material respects in the ordinary course of business, and (B) use their respective commercially reasonable efforts to preserve their goodwill and current relationships with employees, customers, suppliers and other Persons with which the Company or any of its Subsidiaries has material business relations; provided, however, that no action by the Acquired Companies with respect to matters specifically addressed by any provision of the following sentence shall be deemed a breach of the covenants contained in this sentence unless such action would constitute a breach of such specific provision in the following sentence; provided, further, that the failure by an Acquired Company to take any action prohibited by any clause in the following sentence shall not be deemed to be a breach of the covenants contained in this sentence. Without limiting the foregoing, and as an extension thereof, except (w) as set forth on Section 6.01(a) of the Company Disclosure Letter, (x) as required by Applicable Law (including COVID-19 Measures), (y) expressly required or contemplated by this Agreement (including taking any action in furtherance of the consummation of the Pantaya Transaction), or (z) otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses Section 6.01(a)(i), (ii), (iii), (v), (vii), (ix), (xiii), (xiv), (xv), (xvi), (xix) and (xxii) or, with respect to the foregoing, clause (a)(xxiii)), the Company shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 8.01:

(i)            amend the certificate of incorporation, bylaws or other organizational documents of the Acquired Companies (whether by merger, consolidation or otherwise);

(ii)            issue, sell, grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Company Common Stock or other Equity Securities, other than (A) shares of Company Common Stock issuable upon exercise of Company Options outstanding as of the date hereof in accordance with their terms or issued after the date hereof in accordance with the terms of this Agreement or (B) grants of shares of Company Common Stock and Company Options to new hires or in connection with promotions (with the aggregate and individual grant date fair values of such grants not to exceed the amounts set forth on Section 6.01(a)(ii) of the Company Disclosure Letter);

(iii)            establish a record date for, authorize, declare, pay or make any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any Company Common Stock or other Equity Securities of the Company or any of its Subsidiaries;

(iv)            other than in the ordinary course of business, (A) let lapse, modify, materially amend (or, in the case of the Credit Agreement (as defined in the Company Disclosure Letter), amend in any respect), or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract, (B) enter into any Contract that would be a Company Material Contract or a Real Property Lease if in existence on the date hereof, or (C) waive, amend, release or assign any material rights, claims or benefits under any Company Material Contract or Real Property Lease;

(v)            other than in connection with ordinary course financing arrangements or co-production arrangements relating to Pantaya or the Pantaya Business, sell, assign, transfer, convey, lease or otherwise dispose or create any material Lien on any of the Company’s or its Subsidiaries’ assets or properties, except in the ordinary course of business;

(vi)            except as required by any Plan as in effect on the date of this Agreement or as otherwise permitted by this Agreement, (A) grant any change in control, equity or equity-based awards, or severance, termination or similar pay, to (or amend any such existing arrangement with) any current or former employee, director, officer or other individual service provider of any Acquired Company, except in the case of separation and release agreements entered into in the ordinary course of business with employees who are not “executive officers” of the Company (within the meaning of Rule 3b-7 under the Exchange Act) (collectively, “Executive Officers”) (provided that, for the avoidance of doubt, from and after the date hereof and prior to the Closing, in no event may the Company or its Subsidiaries issue equity, equity based awards or any other benefits referred to in this clause (A) to directors or Executive Officers), (B) modify, extend or enter into any CBA, or recognize or certify any labor union, labor organization, works council or group of employees of the Acquired Companies as the bargaining representative for any employees of the Acquired Companies, except in the case of the extension or renewal of any expired or expiring CBA in the ordinary course of business, (C) except as otherwise permitted by this Section 6.01(a)(vi), establish, enter into, adopt or materially modify, amend or terminate any Plan or any plan, program, policy, agreement or arrangement that would be a Plan if in effect on the date hereof (which, for the avoidance of doubt, excludes offer letters for “at will” employment with employees with total annual compensation less than $250,000 that do not deviate in any material respect from the standard form offer letter previously provided to Parent, do not provide for any severance, change in control or similar benefits, are terminable upon notice without liability and are entered into in the ordinary course of business), (D) accelerate the timing of vesting, payment or funding of, or materially increase, any compensation (including any Company Compensatory Award), bonus, commission or other benefits payable or provided to any current or former employee, director, officer or any individual service provider of any Acquired Company, except for increases in compensation, bonus, commission or other benefits in the ordinary course of business consistent with past practice, or (E) hire or terminate (other than for cause), or send notice of non-renewal of employment or service agreement in respect of, the employment or services of any Executive Officer, director or other individual service provider with total annual compensation greater than $250,000;

(vii)            other than the Mergers contemplated hereby, merge or consolidate any Acquired Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Acquired Company, except with respect to any wholly owned Subsidiary of the Company;

(viii)            make any material loans or material advances of money to any Person (other than for transactions among the Acquired Companies), except for (A) advances to employees or officers of the Acquired Companies for expenses or (B) extensions of credit to customers, in each case, incurred in the ordinary course of business;

(ix)            implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar action, to the extent such actions implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws;

(x)            waive or release any material noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(xi)            (A) make, change or rescind any entity classification or other material Tax election, file any material amended Tax Return, adopt or change any Tax accounting period or method of Tax accounting that has a material effect on Taxes, enter into any closing agreement or similar agreement with respect to any material Tax liability, settle or compromise any material Tax claim, assessment or other proceeding, surrender any right to claim a material Tax refund, credit or other benefit, trigger or claim any worthless stock deduction for Tax purposes (except as required by applicable Laws), consent to any extension or waiver of the limitation period applicable to any material Tax or Tax Return, or make any voluntary Tax disclosure or Tax amnesty or similar filing with respect to a material amount of Taxes or (B) except as required or permitted by GAAP, change any material accounting principles, methods or practices;

(xii)            split, combine, exchange, subdivide, cancel or reclassify any Equity Securities of the Company or any of its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Equity Securities of the Company or any of its Subsidiaries, other than ordinary course repurchases in connection with the termination of any employee or service provider;

(xiii)            make or commit to any capital expenditures in excess of $2,000,000 in the aggregate, other than in accordance with the Company’s annual capital expenditures budget made available to Parent;

(xiv)            make or commit to purchase any audiovisual content in excess of 110% of the Company’s annual programming budget made available to Parent without giving effect to the disclosure set forth on Section 6.01(a)(xiv) of the Company Disclosure Letter;

(xv)            make any acquisition (whether by merger, consolidation or acquisition of stock, equity or assets) of any interest in any Person or any division or material assets or properties thereof or any divestiture of any of the Company’s Subsidiaries or any material assets or properties thereof (other than the Pantaya Transaction and the entry into, and the transactions contemplated by, the Radio Stations Transaction Agreement);

(xvi)            incur, issue, become liable for, amend or modify in any material respect the terms of any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for or grant any Lien on any assets of the Acquired Companies with respect to, the obligations of any Person for indebtedness (in each case, for the avoidance of doubt, excluding trade payables or obligations issued or assumed as consideration for services or property, including inventory), other than (A) under the Company’s existing revolving credit facility or (B) financing arrangements entered into in the ordinary course of business by Pantaya and its Subsidiaries in connection with productions or developments of Company IP;

(xvii)            sell, assign, transfer, abandon or license any material Company IP, except for (A) such actions taken by any Acquired Company in the ordinary course and (B) expiration of Company Registered IP in accordance with applicable statutory term (or in the case of domain names, applicable registration period);

(xviii)            compromise, settle or agree to settle any claims (A) involving amounts in excess of $500,000 individually or $1,000,000 in the aggregate to the extent such amounts are not covered by any of the Acquired Companies’ insurance policies or (B) (1) with respect to any obligations of criminal wrongdoing, (2) that would impose any material non-monetary obligations on the Company or its Subsidiaries that would continue after the Effective Time or (3) involving an admission of guilt or liability by the Company or any of its Subsidiaries;

(xix)            enter into any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xx)            (A) fail, cancel, reduce, terminate or fail to maintain insurance coverage under material insurance policies (other than (1) replacements thereof providing similar coverage on substantially similar terms and (2) any insurance policy that the Company does not have the ability to unilaterally renew or cannot renew without the consent or action of a Third Party) or (B) fail to file claims in a timely manner as required under the Insurance Policies with respect to all material matters and material occurrences for which it has coverage; provided, that nothing in this Section 6.01(a)(xx) shall restrict or prevent the Company from (and the Company shall not be required to obtain the prior written consent of Parent with respect to) renewing any insurance policy of the Company or its Subsidiaries or agreeing to any increases to insurance premium amounts or other customary costs in connection with such renewals, in each case, in the ordinary course of business or as required in connection with the Transactions or in connection with any contractual obligations;

(xxi)            dispose of (or write-off, other than to the extent required by applicable securities Laws, including without limitation, all rules and regulations promulgated thereunder including Regulation S-K and Regulation S-X) any interest in the joint venture to operate a broadcast television network in Colombia referred to as “Canal 1” or make any contribution or investment (whether in cash or in kind), directly or indirectly, to or in such joint venture;

(xxii)            amend, modify or supplement the Pantaya Transaction Agreement or the Radio Stations Transaction Agreement or waive any rights thereunder or enter into any new documents, agreements or arrangements relating to the Pantaya Transaction or the Radio Stations Transaction; or

(xxiii)            commit, enter into any agreement or otherwise become obligated to take any action prohibited under this Section 6.01(a).

Notwithstanding anything to the contrary in this Agreement any COVID-19 Reasonable Action taken, or omitted to be taken, by any of the Acquired Companies in good faith pursuant to any Applicable Law or any other directive, pronouncement or guideline issued by a Governmental Authority providing for business closures, “sheltering-in-place” or other similar restrictions that relate to or arise out of COVID-19 shall in no event be deemed to constitute a breach of this Section 6.01(a). The Acquired Companies shall, to the extent practicable under the circumstances, notify Parent in writing before taking any COVID-19 Reasonable Action and reasonably consult with Parent with respect thereto.

(b)            Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02      Non-Solicitation.

(a)            Notwithstanding anything to the contrary in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on the day that is 30 calendar days following the date of this Agreement (the “Go-Shop End Date”), the Company, its Subsidiaries, and their respective directors, officers, employees, and other Representatives shall have the right to, directly or indirectly: (i) solicit, initiate, encourage or facilitate any Acquisition Proposals or the making thereof, including by way of furnishing non-public information and other access to any Person pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall provide Parent, substantially concurrently with providing it to any such other Person, any material non-public information with respect to the Company or its Subsidiaries furnished to such other Person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate any Applicable Law to which the Company or any of its Subsidiaries is subject and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal. In no event may the Company or any of its Subsidiaries or any of their Representatives, directly or indirectly, reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group (or any of its or their Representatives or potential financing sources), whether prior to or after the Go-Shop End Date, who makes an Acquisition Proposal or any other proposal, inquiry or offer.

(b)            Except as otherwise expressly permitted by this Section 6.02 (including with respect to any Exempted Person), the Company shall, and shall cause its Subsidiaries and each of its and their respective directors, officers and employees to, and shall instruct and direct, and use its reasonable best efforts to cause, its other Representatives to:

(i)            from and after the Go-Shop End Date, (A) immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party with respect to an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (B) take the necessary steps to promptly inform any Third Parties with whom discussions and negotiations are then occurring or who make an Acquisition Proposal after the execution of this Agreement of the obligations set forth in this Section 6.02(b) and (C) promptly (and in any event within two (2) Business Days after the Go-Shop End Date) request in writing that each Third Party that has executed a confidentiality or similar agreement within the twelve (12) month period immediately preceding the Go-Shop End Date promptly return or destroy all confidential information concerning the Company and its Subsidiaries provided by the Company and its Subsidiaries or Representatives to such Third Party or any of its Representatives with respect thereto and ensure that no such Third Party has any continued access to any physical or electronic data room; and

(ii)            from and after the Go-Shop End Date until the earlier of the date on which the Required Company Stockholder Approval has been obtained or the date, if any, on which this Agreement is validly terminated in accordance with Article VIII, not to, directly or indirectly (A) solicit, initiate, seek, propose or knowingly facilitate, or encourage any inquiry, discussion, offer, announcement or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) enter into, continue, initiate or otherwise participate in any discussions or negotiations with, or furnish any non-public information or data relating to the Acquired Companies to, or afford access to the properties, books, records, officers or personnel of the Acquired Companies to, any Third Party or its Representatives with respect to an Acquisition Proposal or any inquiry, discussion, offer, announcement or request that would reasonably be expected to lead to an Acquisition Proposal (provided that, notwithstanding the foregoing, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar bona fide agreement or obligation of any Third Party with respect to the Acquired Companies to allow such Third Party to submit an Acquisition Proposal if the Company Special Committee has determined that failure to so waive or terminate would be inconsistent with the Company’s directors’ fiduciary duties under Applicable Law), (C) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive agreement or Contract with respect to or relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate, breach or fail to consummate the Transactions (an “Alternative Acquisition Agreement”), or (D) resolve, commit or agree to do any of the foregoing.

No later than twenty four (24) hours following the Go-Shop End Date, the Company shall notify Parent in writing of the identity of each Exempted Person, together with a copy of the Acquisition Proposal submitted by such Exempted Person and the material terms and conditions of any proposal or offer regarding an Acquisition Proposal (including any amendments or modifications thereof) received from such Exempted Person on or prior to the Go-Shop End Date (which shall include a copy of such proposal or offer), and copies of each Acceptable Confidentiality Agreement entered into on or prior to the Go-Shop End Date. Notwithstanding the commencement of the obligations of the Company under this Section 6.02(b) or Section 6.02(c), from and after the Go-Shop End Date, the Company may continue to engage in the activities described in this Section 6.02(b) and Section 6.02(c) with respect to any Acquisition Proposal submitted by an Exempted Person on or before the Go-Shop End Date until 11:59 p.m. Eastern time on the date on which such Acquisition Proposal expires by its terms, or the Exempted Person has otherwise terminated or withdrawn such Acquisition Proposal (provided that, for the avoidance of doubt, any amended or revised Acquisition Proposal submitted by such Exempted Person shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Acquisition Proposal) or ceased to be an Exempted Person.

(c)            Notwithstanding anything to the contrary contained in Section 6.02(b) (but subject to the Company’s rights with respect to Exempted Persons), but subject to compliance with the other provisions of this Section 6.02, if, after the date of this Agreement and prior to the receipt of the Required Company Stockholder Approval, (i) the Company has received a bona fide written Acquisition Proposal from a Third Party that did not result from a breach of Section 6.02(b) and that is not withdrawn and (ii) the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee determines in good faith, after consultation with its financial and outside legal advisors (including the Special Committee Financial Advisors), that (A) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) the Company Special Committee determines in good faith, after consultation with outside counsel, that failure to take the actions contemplated by clauses (1) and (2) below would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may, subject to the execution of a customary confidentiality agreement with such Third Party that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 6.02 (each, an “Acceptable Confidentiality Agreement”), (1) furnish non-public information, and afford access to the books or records or officers of the Acquired Companies, to such Third Party, and (2) engage in discussions and negotiations with such Third Party with respect to the Acquisition Proposal; provided that any non-public information concerning the Acquired Companies made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent as promptly as reasonably practicable (and in any event within twenty-four (24) hours) after it is made available to such Third Party. Notwithstanding anything to the contrary set forth in this Section 6.02 or elsewhere in this Agreement, the Company, its Subsidiaries and its Representatives may, in any event (without the Company Board (upon the recommendation of the Company Special Committee) or the Company Special Committee having to make the determination in clause (ii) of the preceding sentence), contact any Third Party to (x) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party solely to, and only to the extent necessary to, determine whether such inquiry or proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (y) inform such Third Party that has made or, to the Knowledge of the Company, is expected to make an Acquisition Proposal of the provisions of this Section 6.02.

(d)            Except as expressly permitted by this Section 6.02(d) or Section 6.02(e), neither the Company Board nor the Company Special Committee, as applicable, shall: (i) withhold, withdraw, modify, amend, qualify or propose publicly to withhold, withdraw, modify, amend or qualify, in a manner adverse to Parent, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement or fail to publicly recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of a tender offer providing for such Acquisition Proposal; (iii) authorize, adopt, approve or recommend, or publicly propose to authorize, adopt, approve or recommend, or otherwise declare advisable (publicly or otherwise) any Acquisition Proposal; (iv) from and after the Go-Shop End Date, fail to reaffirm publicly the Company Board Recommendation within five (5) Business Days after Parent requests in writing that the Company Board Recommendation be reaffirmed publicly; provided that, other than any reaffirmation following receipt of an Acquisition Proposal, Parent may only request such a reaffirmation on two (2) separate occasions (provided that any such Acquisition Proposal that is modified in any material respect shall be considered a new and separate Acquisition Proposal for purposes of this Section 6.02(d)); (v) make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Company Board (or the Company Special Committee, if applicable) pursuant to Rule 14d-9(f) of the Exchange Act; provided that the Company does not make any recommendation or public statement in connection therewith other than a recommendation against any Acquisition Proposal (any of the actions described in clauses (i) through (v) of this Section 6.02(d), an “Adverse Recommendation Change”); or (vi) authorize, cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, but not after, the Company Board (upon the recommendation of the Company Special Committee) shall be permitted, so long as the Company is not in material violation of this Section 6.02 and subject to compliance with Section 6.02(e), (A) to terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 8.01(h) (in which case the Company shall pay, or cause to be paid, to Parent (or one or more of its designees), the Company Termination Fee prior to or concurrently with such termination) or (B) to effect an Adverse Recommendation Change or Notice of Adverse Recommendation Change in connection with such Superior Proposal.

(e)            The Company Board or the Company Special Committee, as applicable, shall only be entitled to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(h) if, prior to the time the Required Company Stockholder Approval is obtained, but not after:

(i)            (A) the Company has provided, at least four (4) Business Days’ advance written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action in response to a Superior Proposal pursuant to Section 6.02(d) (it being understood that the delivery of a Notice of Adverse Recommendation Change and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice shall (1) state that the Company has received a bona fide written Acquisition Proposal that has not been withdrawn and that the Company Board or the Company Special Committee, as applicable, has concluded in good faith (after consultation with its financial and outside legal advisors) constitutes a Superior Proposal, (2) include, as applicable, written notice of the material terms of such Superior Proposal which enabled the Company Board or the Company Special Committee, as applicable, to make the determination that the Acquisition Proposal is a Superior Proposal and the identity of the Person who made such Superior Proposal, (3) attach all material documents with respect to such Superior Proposal, including the most current version of the relevant transaction agreement and, if applicable, copies of all relevant documents relating thereto, including any related financing commitments, and (4) state that the Company Board intends to effect an Adverse Recommendation Change or terminate this Agreement pursuant to this Section 6.02(e); (B) during the four (4) Business Day period following the time of Parent’s receipt of the Notice of Adverse Recommendation Change, the Company shall have, and shall have caused its directors, officers, employees and Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Commitment Letters and Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal; and (C) following the end of the four (4) Business Day period described in the preceding clause (B), the Company Board (upon the recommendation of the Company Special Committee) shall have determined in good faith, after consultation with its financial and outside legal advisors (including the Special Committee Financial Advisors), taking into account any changes to this Agreement and the Commitment Letters and Guaranty irrevocably offered in writing by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal; provided, however, that in the event that the Acquisition Proposal to which this provision applies is thereafter modified in any material respect by the party making such Acquisition Proposal, the Company shall promptly provide written notice of and the material terms with respect to such modified Acquisition Proposal to Parent and shall again comply with this Section 6.02(e) and provide Parent with an additional two (2) Business Days’ notice prior to effecting any Adverse Recommendation Change or effecting a termination pursuant to Section 8.01(h) (and shall do so for each such subsequent amendment or modification); or

(ii)            (A) an Intervening Event has occurred; (B) the Company Board (upon the recommendation of the Company Special Committee) has determined in good faith, after consultation with the Company’s financial and outside legal counsel (including the Special Committee Financial Advisors), that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; (C) prior to effecting an Adverse Recommendation Change, the Company Board (or the Company Special Committee, if applicable) has provided, at least four (4) Business Days’ advance written notice (a “Notice of Intervening Event”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Intervening Event and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes reasonably detailed information describing the Intervening Event and the reasons for the Company taking such action; (D) during such four (4) Business Day period following the time of Parent’s receipt of the Notice of Intervening Event, the Company shall have, and shall have caused its directors, officers, employees and Representatives to, and shall have used reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters and Guaranty in response to such Intervening Event; and (E) following the end of such four (4) Business Day period described in the preceding clause (D), the Company Board (upon the recommendation of the Company Special Committee) shall have determined in good faith, after consultation with its financial and outside legal advisors (including the Special Committee Financial Advisors), taking into account any changes to this Agreement, the Commitment Letters and Guaranty irrevocably offered in writing by Parent in response to the Notice of Intervening Event, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law; provided that if the Intervening Event to which this provision applies thereafter changes in any material respect or another Intervening Event occurs, the Company shall provide written notice of such modified or other Intervening Event to Parent and shall again comply with this Section 6.02(e)(ii) and provide Parent with an additional two (2) Business Days’ notice prior to effecting any Adverse Recommendation Change (and shall do so for each such subsequent change or occurrence).

(f)            From and after the Go-Shop End Date until the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article VIII, (i) as promptly as reasonably practicable (and in any event within twenty-four (24) hours) after (A) receipt of any Acquisition Proposal by or on behalf of the Company or any of its Subsidiaries or Representatives or (B) any request for non-public information or inquiry or any discussions or negotiations are sought to be initiated with, the Company or any of its Subsidiaries or Representatives in connection with a potential Acquisition Proposal, the Company shall provide Parent with written notice, which notice shall include, in the case of clause (A), the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof (including, if applicable, copies of any written documentation constituting the Acquisition Proposal, including proposed Alternative Acquisition Agreements and any related financing commitments), and in the case of clause (B), the identity of the Person seeking such information or discussions or negotiations, and (ii) in the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall provide Parent with written notice within twenty-four (24) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification or proposed modification (including, if applicable, copies of any written documentation reflecting such modification or proposed modification). The Company shall keep Parent reasonably informed of the status of the discussions or negotiations referenced in clauses (i) and (ii) above.

(g)            Nothing contained in this Agreement shall prohibit the Company or the Company Board (upon the recommendation of the Company Special Committee), directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto; provided that the foregoing shall in no way eliminate or modify the effect that any such statement or disclosure would otherwise have under this Agreement.

(h)            Any breach of this Section 6.02 by any director, officer or Subsidiary of any Acquired Company, or any action by any Representative acting on any Acquired Company’s behalf in breach of this Section 6.02, will be deemed to be a breach of this Agreement by the Company.

Section 6.03      Appropriate Action; Consents; Filings.

(a)            The Company, Parent and each Merger Sub shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law, including Antitrust Law and the Communications Laws, or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, each Merger Sub or the Company, or any of their respective Subsidiaries, or to avoid any action or Proceeding by any Governmental Authority (including those in connection with the Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (iii)(A) as promptly as reasonably practicable after the date hereof, make, and use commercially reasonable efforts to cause its direct or indirect shareholders to make (to the extent required by Applicable Law), all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Antitrust Laws, (B) as promptly as reasonably practicable, and in any event with ten (10) Business Days after the date hereof, jointly file a “short-form” application with the FCC for consent to the pro forma transfer of control of the FCC Licenses to Parent (the “FCC Application”), (C) jointly file as promptly as reasonably practicable after the date of this Agreement, any other application, notification or the like, required to be filed prior to the Closing under the Communications Laws or other related Applicable Law with respect to the Transactions, and shall comply with any request from the FCC or other Governmental Authority for additional information, documents, filings, or other materials and use commercially reasonable efforts to take, or cause to be taken, all other actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper, or advisable under Applicable Law to consummate and make effective the transactions completed hereby, and (D) as promptly as reasonably practicable after the date hereof, make, and use commercially reasonable efforts to cause its direct or indirect equityholders to make (to the extent required by Applicable Law), all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other Applicable Law. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions.

(b)            Without limiting the generality of anything contained in this Section 6.03, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Authority with respect to the Mergers or any of the other Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Proceeding; (iii) promptly inform the other parties of any communication to or from any Governmental Authority regarding the approval of the Mergers or any of the other Transactions; (iv) respond as promptly as practicable to any additional requests for information received by any party from any Antitrust Authority any other Governmental Authority with respect to the Transactions or filings contemplated by Section 6.03(a); and (v) use reasonable best efforts to obtain such approvals, consents and clearances as may be necessary, proper or advisable under any Applicable Laws, including any applicable Antitrust Laws. Parent shall take the lead with respect to (w) the scheduling of, and strategic planning for, any meeting with any Governmental Authority under Applicable Law, (x) the making of any filings under Applicable Law, (y) the process for the receipt of any necessary approvals and (z) the resolution of any investigation or other inquiry of any such Governmental Authority. Each party hereto will consult and reasonably cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Mergers or any of the other Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or Proceeding.

(c)            Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent related to any Applicable Law, Parent shall cooperate in good faith with the Governmental Authorities and shall use reasonable best efforts to complete lawfully the Transactions as soon as practicable (but in any event prior to the End Date), which reasonable best efforts shall include taking any and all action reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, particular assets, categories of assets or lines of business, and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the End Date, in each case of the foregoing (including clauses (i) and (ii)), solely with respect to the Company and its Subsidiaries; provided, however, that Parent shall not be required to take any action, or agree to any condition or limitation if such actions, conditions and limitations, in the aggregate, would or would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, following the Closing. Notwithstanding anything to the contrary in this Agreement, Parent shall be entitled to make additional commitments to, or agreements with, Governmental Authorities to delay the Closing following any commitment to, or agreement with, any Governmental Authority not to close the Transactions before a certain date (but in no event to delay the Closing beyond the End Date) if such delay is reasonably necessary in order to prevent a Governmental Authority from continuing to investigate the Transactions, imposing conditions or remedies with respect to the Transactions or commencing a Proceeding.

(d)            Parent shall be solely responsible for and pay all costs incurred in connection with obtaining any consents or approvals of the type described in this Section 6.03.

(e)            The Company shall (and shall cause its Subsidiaries (including HMTV DTC) and its and their respective employees, advisors and representatives to) use reasonable best efforts to comply with their respective covenants and obligations under the Pantaya Transaction Agreement and cause the closing of the Pantaya Transaction pursuant to the Pantaya Transaction Agreement to occur prior to (but not before the Required Company Stockholder Approval is obtained) or substantially concurrently with the Closing hereunder. Parent shall reimburse the Company for any reasonable, documented in reasonable detail, out-of-pocket third party costs and expenses incurred by the Company or any of its Subsidiaries in connection with the matters contemplated by Section 7.8 of the Pantaya Transaction Agreement; provided that in no event shall the amount payable by Parent pursuant to this Section 6.03(e), when taken together with any amounts payable by Parent pursuant to Section 6.14(c) and Section 8.03(g), exceed, in the aggregate, the Company Expenses Cap.

(f)            Parent shall (and shall cause its Affiliates and its and their respective managers, employees, advisors and representatives to) use reasonable best efforts to cooperate with and assist the Company in connection with obtaining all required consents, licenses, permits, waivers, approvals, authorizations or orders required under any applicable Antitrust Laws for the Pantaya Transaction, to the extent permitted by Law, including by (i) making all necessary filings with respect to the Pantaya Transaction required under the HSR Act and any other Antitrust Law in accordance with the terms of the Pantaya Transaction Agreement within ten (10) Business Days after the date hereof, and thereafter making any other required submissions; (ii) reasonably cooperating with outside antitrust counsel for the Company; (iii) using reasonable best efforts to honor requests by the Company to attend meetings with any applicable Governmental Authorities, including any antitrust agencies; and (iv) responding reasonably promptly to all requests by any Governmental Authorities, including any antitrust agencies for the production of materials, interviews and interrogatories in connection with the Pantaya Transaction.

Section 6.04      Proxy Statement; Company Stockholder Meeting.

(a)            As promptly as reasonably practicable (and in any event within twenty (20) Business Days) following the date of this Agreement, the Company shall use reasonable best efforts to prepare and cause to be filed with the SEC a proxy statement in preliminary form, as required by the Exchange Act, relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and the Company and Parent shall jointly prepare and file the Schedule 13E-3 with the SEC. Except as contemplated by Section 6.02, the Proxy Statement shall include the Company Board Recommendation with respect to the Mergers. The Proxy Statement shall include all material disclosure relating to the Special Committee Financial Advisors as required by Applicable Law. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) with respect to the Proxy Statement or Schedule 13E-3 or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement or Schedule 13E-3, and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Each of the parties hereto shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement or Schedule 13E-3. The Company shall use its commercially reasonable efforts so that the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholder Meeting as promptly as reasonably practicable after the date of this Agreement, and in no event more than ten (10) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement; provided that the Company shall not be obligated to mail the definitive Proxy Statement or Schedule 13E-3 to the Company’s stockholders prior to the date that is five calendar days after the Go-Shop End Date. Prior to filing or mailing the Proxy Statement or Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by Applicable Law and shall include any such comments reasonably proposed by Parent.

(b)            Parent shall, as promptly as practicable, use reasonable best efforts to furnish to the Company all information concerning Parent and each Merger Sub as may be requested in writing by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise assist and reasonably cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon written request of the Company, reasonable best efforts to confirm or supplement the information relating to Parent or either Merger Sub supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholder Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)            In accordance with the Company’s organizational documents and the requirements of Nasdaq, the Company shall use reasonable best efforts to, as promptly as reasonably practicable (but subject to the last sentence of this Section 6.04(c) and the timing contemplated in Section 6.04(a)), (x) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail to the holders of Company Common Stock as of the record date established for the Company Stockholder Meeting a Proxy Statement and all other proxy material (such date, the “Proxy Date”) and if necessary to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection there with, re-solicit proxies. The Company shall use reasonable best efforts to duly call, convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the Proxy Date (and in no event later than the thirtieth (30th) day following the first mailing of the Proxy Statement to the stockholders of the Company); provided, however, that the Company may postpone, recess or adjourn the Company Stockholder Meeting for up to twenty (20) days (and shall postpone, recess or adjourn the Company Stockholder Meeting at the request of Parent in the event of the following clauses (ii), (iii) or (iv) of this Section 6.04(c)): (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval, (iv) after consultation with Parent to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board (acting on the recommendation of the Company Special Committee) has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws or fiduciary duty and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting or (v) if the Company has provided a Notice of Adverse Recommendation Change or Notice of Intervening Event to Parent pursuant to Section 6.02(e) and the latest deadline contemplated by Section 6.02(e) in respect of such Notice of Adverse Recommendation Change or Notice of Intervening Event has not been reached. Once the Company has established the record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent, unless required to do so by Applicable Law. In the event that the date of the Company Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Company Stockholders Meeting, as so adjourned, postponed or delayed, except as required by Applicable Law. Unless the Company Board (acting on the recommendation of the Company Special Committee) shall have effected an Adverse Recommendation Change, the Company shall use its commercially reasonable efforts to solicit proxies in favor of the adoption of this Agreement and to solicit the Required Company Stockholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Stockholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Required Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is validly terminated. Notwithstanding any Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with, Article VIII, this Agreement shall be submitted to the holders of Company Common Stock for the purpose of obtaining the Required Company Stockholder Approval. Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (A) the adoption of this Agreement, (B) the stockholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act and (C) adjournment of the Company Stockholder Meeting shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the holders of Company Common Stock at the Company Stockholder Meeting.

(d)            If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement or Schedule 13E-3, such party shall promptly inform the others. Each of Parent, each Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement or Schedule 13E-3 which shall have become false or misleading.

(e)            The Company covenants and agrees that the Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, in each case including any amendments or supplements thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Mergers or Schedule 13E-3, when it is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation, warranty, covenant or agreement is made by the Company with respect to (i) statements therein relating to Parent and its Affiliates, including each Merger Sub, or based on information supplied by Parent or either Merger Sub for inclusion in the Proxy Statement or (ii) any financial projections or forward-looking statements. The Proxy Statement and Schedule 13E-3 (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

(f)            Parent covenants and agrees that the information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation, warranty, covenant or agreement is made by Parent with respect to (i) statements therein relating to the Company and its Affiliates or based on information supplied by the Company or its Subsidiaries for inclusion in the Proxy Statement or (ii) any financial projections or forward-looking statements.

Section 6.05      Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Acquired Companies by Third Parties that may be in the Acquired Companies’ possession from time to time, from the date hereof until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives and Debt Financing Sources reasonable access, during normal business hours, in such manner as not to interfere in any material respect with the normal operation of the Acquired Companies, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Acquired Companies, and shall furnish such Persons with existing financial and operating data and other information concerning the affairs of the Acquired Companies as such Persons may reasonably request; provided that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense; provided, further, that nothing herein shall require the Acquired Companies to disclose any information to Parent or any such Person if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to any Acquired Company if the Transactions are not consummated, (ii) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party, (iii) jeopardize any attorney-client or other legal privilege, in each case, so long as the Company provides Parent written notice of any information so withheld and reasonably cooperates with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to violate Applicable Law, breach such confidentiality obligations, cause such competitive harm, breach such confidentiality obligations or jeopardize such attorney-client or other legal privilege or (iv) in light of COVID-19 Reasonable Actions, jeopardize the health and safety of any employee of the Acquired Companies; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater or building materials, or other similar invasive techniques at any of the Acquired Companies’ properties. All information obtained by Parent, each Merger Sub and their respective Representatives shall be subject to the Confidentiality Agreement. No investigation or access permitted pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.06      Confidentiality; Public Announcements. Except as otherwise expressly contemplated by Section 6.02 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company, the Company Special Committee or the Company Board under Section 6.02), prior to any Adverse Recommendation Change, the Company, Parent and each Merger Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the Transactions, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may (in the opinion of outside counsel) be required by Applicable Law, Governmental Order or applicable stock exchange rule or any listing agreement of any party hereto. Notwithstanding anything to the contrary set forth therein or herein, the parties agree that the Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate effective as of the Closing and will be of no further force or effect. Before any document or other written communication prepared by or on behalf of the Company or any of its Subsidiaries to be publicly disclosed, posted or made accessible on the website of the Company (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a stockholder of the Company, could reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) with respect to the Mergers (a “Merger Communication”) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other Third Party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of the Company or any such participant, as a script in discussions or meetings with any such Third Parties, the Company shall (or shall cause any such participant to) reasonably determine in good faith whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act and shall promptly inform Parent of such determination. The Company shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such Merger Communication. Notwithstanding anything to the contrary in this Agreement, Parent may disclose the terms of the Transactions to its direct and indirect equityholders and their respective equityholders and limited partners consistent with customary practice in the private equity industry, so long as the Person to which Parent is disclosing such terms is bound by a customary confidentiality agreement or other similar obligation that would require such Person to keep confidential such terms.

Section 6.07      Indemnification of Officers and Directors.

(a)            From and after the Effective Time, Parent agrees that it shall cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Acquired Companies against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquired Companies, as the case may be, would have been permitted under or required by Applicable Law and their respective certificates of incorporation, bylaws, indemnification agreements as in effect on the date of this Agreement and that have been made available to Parent (an “Indemnification Agreement”) or other organizational documents of the Company and its Subsidiaries in effect on the date of this Agreement to indemnify such person. Parent also agrees that it shall cause the Surviving Corporation to promptly advance expenses as incurred by each present and former director and officer of the Acquired Companies to the fullest extent permitted under or required by Applicable Law and the respective certificates of incorporation, bylaws, Indemnification Agreements or equivalent or other organizational and governing documents (collectively, “Governing Documents”) of the Company and its Subsidiaries in effect on the date of this Agreement upon receipt of a written undertaking by such Person or on such Person’s behalf to repay the amount paid or reimbursed if it is ultimately determined that such Person is not permitted to be indemnified under Applicable Law or any such applicable Governing Document. Without limiting the foregoing, Parent shall cause the Surviving Corporation (i) to maintain, for a period of not less than six (6) years from the Effective Time, provisions in the Acquired Companies’ respective Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Acquired Companies’ former and current officers and directors that are no less favorable to those Persons than the provisions of Applicable Law and the Governing Documents of the Acquired Companies, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b)            For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) the Company may and (if the Company does not) Parent and the Surviving Corporation shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing Date a prepaid, non-cancelable six (6)-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time and (ii) if any Proceeding is asserted or made against those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on or prior to the sixth (6th) year anniversary of the Effective Time, any insurance required to be maintained under this Section 6.07 shall be continued in respect of such claim until the final disposition thereof; provided, further, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate or total premium amount in excess of three hundred percent (300%) of the amount per annum the Company paid for such coverage in its last full fiscal year (in which case the maximum amount of coverage with a premium under such threshold shall be obtained).

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 6.07 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.07. In addition, Parent and the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.07.

Section 6.08      Section 16 Matters. Prior to the Effective Time, the Company shall take such actions as are required to cause the disposition of Company Common Stock, Company Options, Company RS Awards or other securities in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 6.09      Stockholder Litigation. The Company shall keep Parent reasonably informed on a current basis regarding any stockholder litigation or similar Proceeding against the Company or its directors or officers relating to the Transactions (the “Merger Litigation”), whether commenced prior to or after the execution and delivery of this Agreement. The Company shall give Parent (a) the right to review and comment on all filings or responses to be made before such filings or responses are made by the Company in connection with the Merger Litigation (and the Company shall in good faith take such comments into account) and (b) the opportunity to participate, at its expense, in the defense or settlement of any such Merger Litigation, and the Company shall not settle, or offer to settle, any such Merger Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 6.10      Third Party Consents. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Transactions pursuant to the terms of any Contract or any Company License to which the Company or any of its Subsidiaries is a party. Prior to the Closing, at the written request of Parent, the Company will use its commercially reasonable efforts to obtain consent under any Contract to which the Company or its Subsidiaries is a party to the extent required so that no default (or right of termination) exists or arises thereunder in connection with or as a result of or following the Mergers.

Section 6.11      Notices of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with this Agreement or the Transactions, and (c) any Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transactions; provided, however, that delivery of any notice pursuant to this Section 6.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

Section 6.12      Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time in compliance with Applicable Law, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto.

Section 6.13      Merger Subs. Parent will take all actions necessary to (a) cause each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time or the LLC Merger Effective Time, as applicable, each Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement (including, for the avoidance of doubt, with respect to the Debt Financing).

Section 6.14      Financing Cooperation.

(a)            Prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to provide (and cause its Subsidiaries and use its commercially reasonable efforts to cause its and their respective personnel and advisors to provide) such cooperation in connection with the arrangement of the Debt Financing as is reasonably requested by Parent; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its and their respective personnel and advisors to provide) such assistance that in the good faith judgment of the Company shall unreasonably interfere with its or its Subsidiaries’ business operations in a manner consistent with past practice. Subject to the foregoing, such assistance shall include using commercially reasonable efforts to assist Parent in connection with arranging the Debt Financing, including using commercially reasonable efforts to do the following, each of which shall be at Parent’s written request (which written request may be delivered over email) with reasonable prior notice and at Parent’s sole cost and expense:

(i)            furnish, or cause to be furnished, to Parent the Required Information and assist with the preparation of a customary “public side” and “private side” bank book;

(ii)            furnish such information as is necessary to enable Parent to prepare a pro forma consolidated balance sheet and related pro forma statement of income (or operations) of the Company as of and for the twelve month period ending on the last day of the most recently completed four-fiscal quarter period of the Company ended at least 45 days prior to the Closing Date, in each case, giving effect to the Pantaya Transaction, as if the Pantaya Transaction had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of the statement of income), it being agreed that the preparation of any pro forma financial statements will be the responsibility of Parent and not the Company, and nothing in this clause (ii) shall require the Company to prepare or include information with respect to the Financing; provided that (A) the Company and its Subsidiaries shall only be obligated to deliver such information to the extent such information may be obtained from the books and records of the Company and its Subsidiaries and (B) Parent shall be responsible for timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other similar pro forma adjustments desired to be incorporated into any pro forma financial information requested by Parent to be delivered by the Company (excluding any information that would customarily be prepared with the cooperation of the Company);

(iii)            upon reasonable prior notice, participate in (including making senior management of the Company available for) a reasonable number of meetings, conference calls and presentations with prospective lenders and sessions with the ratings agencies, and otherwise cooperate with the marketing efforts of the Debt Financing Sources in connection with the Debt Financing and assist Parent in obtaining ratings as contemplated by the Debt Commitment Letter;

(iv)            deliver to Parent the Debt Financing Deliverables;

(v)            (A) facilitate and assist in the preparation, negotiation, execution and delivery of customary Debt Financing Documents, including one or more credit agreements, pledge and security agreements, guarantees, certificates (including a solvency certificate) and other definitive financing documents as may be reasonably requested by Parent (including (1) furnishing all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates, (2) furnishing all stock certificates, instruments and any other pledged collateral to the extent held by the Company and its Subsidiaries and (3) assisting each Merger Sub with backstopping or replacing any letters of credit issued for the benefit of any Acquired Company); provided that the foregoing documentation (or, as applicable, the pledge of such pledged collateral) shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date and (B) cooperate in satisfying the conditions precedent set forth in any definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective representative; and

(vi)            having an officer of the Company execute a customary authorization letter with respect to the information regarding the Company contained in the confidential bank information memorandum that authorizes distribution of such information to prospective lenders and, with respect to any “public version” of the aforementioned marketing materials with respect to the Company and its Subsidiaries that have been reviewed and commented on by the Company, the lack of material non-public information with respect to the Company and its Subsidiaries therein;

provided that (u) no Acquired Company shall be required to deliver or cause the delivery of any legal opinions, (v) neither the Company nor any of its Affiliates will be required to make any filings with the SEC in connection with the Financing (other than the Proxy Statement and Schedule 13E-3), (w) nothing in this Section 6.14 shall require any such action to the extent it would (I) require the Acquired Companies to agree to pay any fees, reimburse any expenses or give any indemnities, in any case prior to the Closing, for which Parent does not promptly reimburse or indemnify it, as the case may be, under this Agreement or (II) require the Company, any Company Party or their respective Representatives or financing sources to execute, deliver or enter into, or perform any Debt Financing Document, unless such Debt Financing Documents are effective only upon the occurrence of the Closing, (x) no Representative or member of the board of directors (or other similar governing body) of any Acquired Company shall be required to adopt resolutions in respect of the Debt Financing, or execute, deliver or approve any Debt Financing Document, unless (I) such person takes such action in his or her capacity as a member of the board of directors (or other similar governing body) or as a Representative of an Acquired Company after the occurrence of the Closing, (II) any such Debt Financing Document does not contain any representation, warranty or certification that such person believes in good faith not to be true, (III) the effectiveness of such resolutions or Debt Financing Documents are conditioned upon the occurrence of the Closing and (IV) such person believes in good faith that he or she is adequately indemnified or that such execution, delivery or approval does not involve any assumption of personal liability, (y) Financing Related Persons who receive, in connection with the marketing (including the syndication) of the Debt Financing, non-public or confidential material regarding any Acquired Company shall be bound by “click through” confidentiality agreements in accordance with customary market practice and (z) none of the Acquired Companies shall be required to provide any information to the extent it would (I) cause significant competitive harm to any Acquired Company if the Transactions are not consummated, (II) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party, (III) jeopardize any attorney-client or other legal privilege or (IV) violate any applicable confidentiality obligation of any Acquired Company so long as the Company, to the extent practical in the circumstances, provides Parent written notice of any information so withheld and reasonably cooperates in good faith with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to cause such competitive harm, violate Applicable Law or Contract, jeopardize such attorney-client or other legal privilege or violate any such confidentiality obligation.

(b)            The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided that the Company shall communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials.

(c)            Parent shall indemnify and hold harmless the Acquired Companies, and each of their respective directors, officers and employees, from and against any and all losses incurred in connection with the Financing or any information, assistance or activities provided in connection therewith, except to the extent arising from (i) any material inaccuracy of any historical information furnished in writing by or on behalf of the Acquired Companies, including financial statements or (ii) the gross negligence, bad faith, willful misconduct or intentional misrepresentation of the Acquired Companies or any of their respective directors, officers, employees or Representatives. Parent shall reimburse the Acquired Companies for any reasonable, documented in reasonable detail, out-of-pocket third party costs and expenses incurred by the Acquired Companies and each of their respective directors, officers and employees in connection with the Financing or such assistance. Notwithstanding anything in this Agreement to the contrary, in no event shall the amount payable by Parent pursuant to this Section 6.14(c), when taken together with any amounts payable by Parent pursuant to Section 6.03(e) and Section 8.03(g), exceed, in the aggregate, the Company Expenses Cap.

(d)            Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 7.02(b), as applied to the Company’s obligations under this Section 6.14, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 6.14.

(e)            The Company hereby consents to the use of all of its and the Acquired Companies’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any Acquired Company or the reputation or goodwill of any Acquired Company.

Section 6.15      Financing.

(a)            Prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange and obtain and consummate the Debt Financing on the Closing Date, including using commercially reasonable efforts with respect to the following items: (i) maintaining in effect the Commitment Letters; (ii) satisfying on a timely basis (or, if available, obtaining waivers of) all Financing Conditions applicable to Parent and each Merger Sub (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); (iii) negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter or on such other terms no less favorable to Parent; and (iv) in the event that the conditions set forth in Section 7.01 and Section 7.02 and the Financing Conditions have been, or upon funding would be, satisfied, use commercially reasonable efforts to cause the Debt Financing Sources to fund the full amount of the Debt Financing and the Guarantors to fund the full amount of the Equity Financing.

(b)            Parent shall give the Company prompt notice of any breach or repudiation by any party to any Commitment Letter of which Parent or its Affiliates becomes aware. Without limiting Parent’s other obligations under this Section 6.15, if a Financing Failure Event occurs, Parent shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor and (ii) use its commercially reasonable efforts to obtain, as promptly as practicable, alternative financing from the original Debt Financing Sources or alternative Debt Financing Sources acceptable to Parent and each Merger Sub (including delivery to the Company of an executed debt commitment letter with respect thereto (including all exhibits, annexes, schedules, term sheets and executed fee letters related thereto (which fee letters may be redacted in a manner consistent with that set forth in the definition of “Debt Commitment Letter” in Section 1.01)), on terms containing no new or additional or expanded conditions to the consummation of such financing (relative to the Financing Conditions) (the “Alternative Debt Financing”); provided that the Parent and each Merger Sub shall not be required to (A) pay any fees in excess of those contemplated by the Debt Commitment Letter or (B) agree to economic terms that are materially less favorable (taken as a whole) than those contemplated by the Debt Commitment Letter as in effect of the date hereof) (in each case of clauses (A) and (B), assuming the full exercise of any “market flex” provisions in the Debt Commitment Letter), in an amount after giving effect to all other sources then available to Parent sufficient to pay the aggregate Merger Consideration and Option Consideration pursuant to this Agreement, repay the obligations under the Payoff Indebtedness and consummate the other Transactions, as promptly as practicable following the occurrence of such event. Neither Parent nor any of its Affiliates shall, without the prior consent of the Company, amend, modify, supplement, restate, assign, terminate, substitute or replace the Commitment Letters, except for (i) substitutions and replacements pursuant to the immediately preceding sentence and (ii) amendments, amendments and restatements, replacements or modifications (A) to add additional arrangers, lenders, bookrunners and agents as parties to the Debt Commitment Letter and (B) that do not contain new or additional or expanded conditions to the consummation of the Debt Financing (relative to the then-existing Financing Conditions). Upon request by the Company, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing. Parent shall not take any action that would reasonably be expected to materially delay or prevent the consummation of the Transactions. Parent and each Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Mergers, are not subject to, or conditioned on, Parent’s or either Merger Sub’s receipt of financing.

(c)            Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of the covenant in this Section 6.15 shall not result in the failure of the conditions to the Closing set forth in Section 7.03(b) if, notwithstanding such breach and subject to the satisfaction of the other conditions to Closing set forth in Article VII, each Merger Sub is willing and able to consummate the Closing on the date the Closing is required to occur hereunder.

Section 6.16      Termination of Payoff Indebtedness.

(a)            At least three (3) Business Days prior to Closing, the Company shall deliver to Parent an executed Payoff Letter in customary form for the indebtedness set forth on Section 6.16(a) of the Company Disclosure Letter (the “Payoff Indebtedness”) and customary Lien releases and other security release and termination documentation (collectively, in form and substance reasonably satisfactory to Parent and its Debt Financing Sources, the “Payoff Documentation”), to allow for the payoff, discharge and termination of such indebtedness and the security interests and guarantees thereto no later than the Closing.

(b)            Contemporaneously with the Closing, each Merger Sub shall pay (or cause to be paid) to the lenders under the Payoff Indebtedness the amount specified in the applicable Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Acquired Companies outstanding under the Payoff Indebtedness and to terminate the commitments thereunder.

Section 6.17      Resignation of Directors. At the Closing, except as otherwise may be agreed in writing by Parent, the Company shall use its reasonable best efforts to deliver to Parent the resignation of all of the members of the Company Board who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent governing body) of each Subsidiary of the Company), which resignations shall be effective at the Effective Time.

Section 6.18      Termination of Contracts. At the Closing, except as otherwise may be agreed in writing by Parent, the Company shall deliver to Parent customary documentary evidence of the termination of the Contracts set forth on Section 6.18 of the Company Disclosure Letter.

Section 6.19      Takeover Statutes. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute and Section 203 of the DGCL on the Mergers and the Transaction. Unless this Agreement is otherwise terminated pursuant to Section 8.01, no Adverse Recommendation Change shall change, or be deemed to change, the approval of the Company Board or the Company Special Committee for purposes of causing any Takeover Statute to be inapplicable to the Mergers or the other Transactions.

Section 6.20      Employee Matters.

(a)            For a period of one year following the Effective Time (or, if earlier, until the date of termination of the relevant Continuing Employee), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee, other than any Continuing Employee covered by a CBA, with target cash compensation and benefits that, taken as a whole, are substantially comparable in the aggregate to the target cash compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time, in each case excluding defined benefit plans and equity-based compensation. Notwithstanding the generality of the foregoing and assuming the Effective Time occurs in calendar year 2022, the base compensation and target cash incentive compensation opportunity will not be decreased for the remainder of calendar year 2022 for any Continuing Employee employed during that period.

(b)            The Surviving Corporation and its Subsidiaries will (and Parent will use reasonable best efforts to cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting and for purposes of vacation accrual and severance pay entitlement to the same extent such service was recognized under such Plan, except that such service need not be credited to the extent that it would result in duplication of coverage or compensation or benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces in the plan year in which the Effective Time occurs coverage pursuant to a comparable Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”) and to the extent that the applicable waiting period under the Old Plan had been satisfied or waived at or before the Effective Time; (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee in the plan year in which the Effective Time occurs, the Surviving Corporation will use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extent such waiting periods, exclusions, and requirements were waived under the corresponding Old Plan, and the Surviving Corporation will for the plan year in which the Effective Time occurs use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan in which the Effective Time occurs and ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the plan year in which the Effective Time occurs as if such amounts had been paid in accordance with such New Plan; and (iii) for the plan year in which the Effective Time occurs credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee in the corresponding Old Plan to the extent permitted by Applicable Law.

(c)            This Section 6.20 will not be deemed to (i) guarantee employment or service for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment or service of any Continuing Employee or any other Person at any time and for any or no reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Plan or any other benefit or compensation plan, program, agreement, Contract, policy or arrangement or prevent the amendment, modification or termination thereof after the Effective Time, subject to compliance with this Section 6.20; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit or compensation plan, program, agreement, policy, Contract or arrangement.

Section 6.21      Conduct of Business by Parent Pending the Mergers. Parent and each Merger Sub covenant and agree that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, without the prior written consent of the Company Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and each Merger Sub:

(a)            shall not amend or otherwise change, in any material respect, any of Parent’s organizational documents (by merger, consolidation or otherwise);

(b)            shall not, and shall cause their respective Affiliates not to, enter into any new documents, agreements or arrangements relating to the Pantaya Transaction or the Radio Stations Transaction;

(c)            shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Acquired Companies and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of Transactions, (iii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise or (iv) delay or prevent the consummation of the Transactions;

(d)            shall not permit or agree to permit an direct or indirect debt or equity investment in Parent or the Merger Subs, or permit or agree to permit an increase in, or modify or agree to modify the terms of, an existing direct or indirect or investment in Parent or the Merger Subs, if such new, increased or modified investment would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the Required Company Stockholder Approval or any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of Transactions, (iii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Transactions; and

(e)            shall not prior to the End Date, enter or agree to enter into any definitive agreement for the acquisition of any business or Person or take or agree to take any other action which, in either case, would reasonably be expected to materially interfere with their ability to pay or make available to the Paying Agent and the Company immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and each Merger Sub’s obligations under this Agreement, including the payment of the aggregate Merger Consideration, any amounts payable pursuant to Section 3.02 and Section 3.05, the payment of all associated costs and expenses, or that otherwise would prevent, materially delay or materially impede the performance by Parent or either Merger Sub of its obligations under this Agreement or the consummation of the Transactions.

Section 6.22      Puerto Rico Tax Decrees. Prior to the Closing, the Company shall reasonably cooperate with Parent as and to the extent reasonably requested by Parent, to prepare and duly file a request with the Office of Incentives for Businesses in Puerto Rico seeking approval for the change of control of the Company under the Puerto Rico Tax Decrees in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, obtaining such approval shall not be a condition to the Closing, and the failure to obtain such approval shall not be a breach of any term of this Agreement (including for purposes of the conditions to Closing).

Article VII.
CONDITIONS TO THE TRANSACTION

Section 7.01      Conditions to the Obligations of Each Party. The respective obligations of the Company, Holdings LLC, Parent and each Merger Sub to consummate the Mergers are subject to the satisfaction (or written waiver by all parties and in the case of the Company, upon the approval of the Company Special Committee, if permissible under Applicable Law and other than the condition set forth in Section 7.01(a), which may not be waived by any party) at or prior to the Effective Time of each of the following conditions:

(a)            Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained in accordance with Applicable Law and the certificate of incorporation and bylaws of the Company.

(b)            Regulatory Approvals. Any commitment to, or agreement with, any Governmental Authority not to close the Transactions before a certain date, shall have been terminated or expired. The FCC shall have granted the FCC Application, and such grant shall be effective.

(c)            No Injunction. The consummation of the Mergers shall not then be enjoined, restrained or prohibited by any Proceeding, Governmental Order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Mergers and shall continue to be in effect.

Section 7.02      Conditions to the Obligations of Parent and Merger Subs. The obligations of Parent and each Merger Sub to consummate the Mergers are subject to the satisfaction (or written waiver by each of Parent and each Merger Sub, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a)            Representations and Warranties.

(i)            Each of the representations and warranties made by the Company in Section 4.01(a) (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.19 (No Brokers) shall be true and correct in all material respects, in each case, at and as of the date hereof and at and as of the Closing as if made at and as of the Closing, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date;

(ii)            Each of the representations and warranties made by the Company in Section 4.05 (Capitalization; Subsidiaries) shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date), in each case except for inaccuracies which would not (1) increase the aggregate Merger Consideration and Option Consideration by more than a de minimis amount and (2) are not otherwise material;

(iii)            The representations and warranties made by the Company in Sections 4.07(a)(i) (No MAE) and 4.18 (Required Vote) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing as if made at and as of the Closing; and

(iv)            Each of the other representations and warranties made by the Company in this Agreement (without giving effect to any references to “Company Material Adverse Effect” or any other materiality or similar qualifications) shall be true and correct in all respects, in each case, at and as of the date hereof and at and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date), in each case, except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)            No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d)            Company Closing Certificate. Parent shall have received from the Company a certificate, dated the Closing Date and signed by an authorized officer of the Company, certifying to the effect that the conditions set forth in Sections 7.02(a), 7.02(b) and 7.02(c) have been satisfied.

(e)            Pantaya Transaction. The closing of the Pantaya Transaction shall have occurred in accordance with the terms of the Pantaya Transaction Agreement or shall be occurring substantially concurrently with the Closing.

(f)            Company FIRPTA Certificate. Parent shall have received a certificate satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3) and a notice addressed to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h), in each case, from the Company and executed as of the Closing Date, certifying that interests in the Company are not “United States real property interests” within the meaning of Section 897 of the Code.

Section 7.03      Conditions to the Obligations of the Company and Holdings LLC. The obligations of the Company and Holdings LLC to consummate the Mergers are subject to the satisfaction (or written waiver by the Company and Holdings LLC, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a)            Representations and Warranties.

(i)            The representations and warranties made by Parent and Merger Sub in Section 5.13 (The Pantaya Transaction) shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing as if made at and as of the Closing; and

(ii)            Each of the other representations and warranties made by Parent and each Merger Sub in this Agreement (without giving effect to any references to materiality qualifications) shall be true and correct in all respects, in each case, at and as of the date hereof and at and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date), in each case, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and each Merger Sub to consummate the Mergers or perform their respective obligations under this Agreement.

(b)            Covenants. Each of the covenants and obligations that Parent and each Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)            Parent Closing Certificate. The Company shall have received from Parent a certificate, dated the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

Section 7.04      Frustration of Closing Conditions. Neither Parent nor either Merger Sub may rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was primarily caused by the failure of any of Parent or either Merger Sub to perform any of its material obligations under this Agreement. Neither the Company nor Holdings LLC may rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was primarily caused by the failure of either the Company or Holdings LLC to perform any of its material obligations under this Agreement.

Article VIII.
TERMINATION

Section 8.01      Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Effective Time notwithstanding receipt of the Required Company Stockholder Approval (except as expressly noted below), only as follows:

(a)            by mutual written agreement of the Company (upon approval of the Company Special Committee) and Parent;

(b)            by either the Company (upon approval of the Company Special Committee) or Parent, if the Closing shall not have occurred on or before 11:59 p.m. Eastern time on November 9, 2022 (the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, if, as of the End Date, all of the conditions set forth in Article VII have been satisfied or waived (other than the conditions set forth in Section 7.01(b) (Regulatory Approvals), Section 7.01(c) (No Injunction) (solely as it relates to Section 7.01(b)) or Section 7.02(e) (Pantaya Transaction) and those conditions that by their nature can only be satisfied at or immediately prior to the Closing), then either Parent or the Company may, by delivering written notice to the other party no later than 5:00 p.m., New York City time, on the End Date, extend the End Date to February 9, 2023 (the “Extension Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement or the Pantaya Transaction Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date;

(c)            by either the Company (upon approval of the Company Special Committee) or Parent, if any Governmental Authority shall have issued, promulgated or enacted prior to the Effective Time (i) any Law that prohibits or makes illegal the consummation of the Mergers or (ii) any Governmental Order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Mergers, and such Governmental Order, decree or ruling shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the issuance of such order, decree or ruling;

(d)            by either the Company (upon approval of the Company Special Committee) or Parent, if the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and the Required Company Stockholder Approval shall not have been obtained;

(e)            by Parent, if (i) there is any breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, such that the conditions specified in Section 7.02(a) or Section 7.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), (ii) Parent shall have delivered written notice to the Company of such Terminating Company Breach, and (iii) such Terminating Company Breach is not capable of cure prior to the End Date (or the Extension Date, as applicable) or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such Terminating Company Breach shall not have been cured during such period (but in no case later than the End Date (or the Extension Date, as applicable)); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if Parent or either Merger Sub is then in material breach of any of its material obligations under this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 8.01(f);

(f)            by the Company (upon approval of the Company Special Committee), if (i) there is any breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or either Merger Sub, such that the conditions specified in Section 7.03(a) or Section 7.03(c) would not be satisfied at the Closing (a “Terminating Parent Breach”), (ii) the Company shall have delivered written notice to Parent of such Terminating Parent Breach, and (iii) such Terminating Parent Breach is not capable of cure prior to the End Date (or the Extension Date, as applicable) or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such Terminating Parent Breach shall not have been cured during such period (but in no case later than the End Date (or the Extension Date, as applicable)); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Company is then in material breach of any of its material obligations under this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 8.01(e);

(g)            by Parent, if, prior to receipt of the Required Company Stockholder Approval, (i) an Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into an Alternative Acquisition Agreement or (iii) the Company shall have committed a material and Willful Breach of Section 6.02; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.01(g) shall expire upon receipt of the Required Company Stockholder Approval;

(h)            by the Company (upon approval from the Company Special Committee), at any time prior to the receipt of the Required Company Stockholder Approval, in order (and as a condition precedent) to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided that, prior to any such termination, (i) the Company Board (or Company Special Committee, as applicable) authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 6.02, (ii) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for such Superior Proposal, (iii) the Company has complied in all material respects with the provisions of Section 6.02 and (iv) the Company pays to Parent (or one or more of its designees) the Company Termination Fee prior to or concurrently with such termination;

(i)             by the Company (upon approval from the Company Special Committee), if (i) the Marketing Period has ended, (ii) all of the conditions set forth in Section 7.01 and Section 7.02 (other than conditions which are to be satisfied by actions taken at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date) have been and continue to be satisfied, (iii) the Company has notified Parent in writing that all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or, with respect to the conditions set forth in Section 7.02, validly waived (or would be satisfied or validly waived if the Closing were to occur on the date of such notice and other than the condition set forth in Section 7.01(a) which may not be waived by any party), and it stands ready, willing and able to consummate the Mergers at such time, (iv) the Company shall have delivered written notice to Parent at least three (3) Business Days prior to such termination stating that the Company’s intention is to terminate this Agreement pursuant to this Section 8.01(i) and (v) Parent fails to consummate the Closing at the end of such three (3) Business Day period; or

(j)             by either the Company or Parent, if the Pantaya Transaction Agreement has been terminated in accordance with Section 10.1 of the Pantaya Transaction Agreement.

(k)            The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give a written notice of such termination to the other party setting forth the basis on which such party is terminating this Agreement.

Section 8.02      Effect of Termination. Except as otherwise expressly set forth in this Section 8.02 and Section 8.03, in the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or the Financing Related Persons or any of their respective Affiliates, officers, directors or stockholders, other than (subject to Section 8.03) liability of the Company for fraud or any Willful Breach of this Agreement occurring prior to such termination, or the liability of Parent or either Merger Sub for fraud occurring prior to termination of this Agreement. Notwithstanding anything in this Agreement to the contrary (including, for clarity, anything set forth in this Section 8.02), in no event shall the Parent Parties have any monetary liability or obligation under this Agreement in the event this Agreement is validly terminated pursuant to Section 8.01 (including any monetary liability or obligation pursuant to Section 6.14(c), this Section 8.02 or Section 8.03) in an aggregate amount greater than the sum of (i) the amount of the Parent Termination Fee and (ii) the amount of the Company Expenses Cap (such sum, the “Parent Liability Limit”). Subject to the previous sentence, in determining losses or damages recoverable upon termination by a party hereto for the other party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by such party or, in the case of the Company, the holders of Company Common Stock, which shall be deemed to be damages payable to such party. The provisions of Sections 6.03(e), 6.06, 6.14(c), 8.02, 8.03 and Article IX and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 8.03      Expenses; Termination Fee.

(a)            Except as set forth in Section 6.03 and this Section 8.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that in the event the Transactions are not consummated, Parent shall pay all fees and expenses in connection with the Debt Financing, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries; provided, further, that except as set forth in Section 3.02(e), Parent shall bear and timely pay all Transfer Taxes and shall prepare and timely file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

(b)            Company Termination Fee. If, but only if, this Agreement is validly terminated:

(i)            (A) by Parent or the Company pursuant to Section 8.01(b) before obtaining the Required Company Stockholder Approval or Section 8.01(d) or by Parent pursuant to Section 8.01(e) and (B) (1) an Acquisition Proposal has been made to the Company after the date hereof and, if public, has not been withdrawn prior to the earlier of (x) the date that is three (3) days prior to the date of the Company Stockholder Meeting (including any adjournments and postponements thereof) and (y) the date of such termination, and (2) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement for the consummation of any Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve (12)-month period), then the Company shall pay, or cause to be paid, to Parent (or one or more of its designees) the Company Termination Fee on the date of the consummation of such transaction involving any Acquisition Proposal (provided, however, that, for purposes of this Section 8.03(b)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)           by Parent pursuant to Section 8.01(g), then the Company shall pay, or cause to be paid, to Parent (or one or more of its designees), the Company Termination Fee within five (5) Business Days following such termination;

(iii)          by the Company pursuant to Section 8.01(h), then the Company shall pay, or cause to be paid, to Parent (or one or more of its designees), the Company Termination Fee prior to or substantially concurrently with such termination; or

(iv)          by the Company or Parent pursuant to Section 8.01(d), then the Company shall pay to Parent (or one or more of its designees), by wire transfer of immediately available funds, an amount equal to that required to reimburse Parent, each Merger Sub and their respective Affiliates for all fees and expenses incurred in connection with this Agreement and the Transactions (including all fees and expenses of financing sources, counsel, accountants, investment banks, advisors and consultants to Parent and each Merger Sub) at or prior to the time of such termination, up to $4,375,000 in the aggregate (the “Reimbursement Payment”). If, following the payment of the Reimbursement Payment, the Company Termination Fee becomes payable to Parent, the amount of the Reimbursement Payment actually paid prior to such time shall offset the amount of the Company Termination Fee payable by the Company to Parent.

(c)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.02, Parent’s right to receive from the Company the Company Termination Fee and Enforcement Expenses shall, in circumstances in which the Company Termination Fee is owed, constitute the sole and exclusive remedy of Parent and each Merger Sub against (i) the Company and (ii) any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i) and (ii), collectively, the “Company Parties”) for any breach, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee and such other amounts, if any, referenced in Section 8.03(g), no Person shall have any rights or claims against the Company Parties under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Company Parties shall not have any other liability relating to or arising out of this Agreement or the Transaction. If the Company becomes obligated to pay the Company Termination Fee pursuant to Section 8.03(b), upon payment of the Company Termination Fee (and Enforcement Expenses, as applicable), neither the Company nor any Company Party shall have any liability or obligation to Parent or either Merger Sub relating to or arising out of this Agreement or the transactions contemplated hereby. Nothing in this Section 8.03(c) shall in any way expand or be deemed or construed to expand the circumstances in which the Company or any other Company Party may be liable under this Agreement or the Transactions (including the Financing). For the avoidance of doubt, while Parent or either Merger Sub may pursue both a grant of specific performance of the type contemplated by Section 9.02 and the payment of the Company Termination Fee pursuant to Section 8.03(b), as the case may be, under no circumstances shall Parent or either Merger Sub be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.02 and monetary damages, including all or any portion of the Company Termination Fee or Enforcement Expenses.

(d)            Parent Termination Fee. If, but only if, this Agreement is validly terminated:

(i)            by the Company pursuant to (A) Section 8.01(f) or (B) Section 8.01(i) or (ii) this Agreement is validly terminated by Parent pursuant to Section 8.01(b) at a time when the Company could terminate this Agreement pursuant to (A) Section 8.01(f) (disregarding any notice and cure period set forth therein) or (B) Section 8.01(i) (disregarding any notice and cure period set forth therein), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within five (5) Business Days following such termination; or

(ii)           by Parent or the Company pursuant to Section 8.01(j) as a result of the termination of the Pantaya Transaction Agreement pursuant to Section 10.1(c) thereof (but only if such termination resulted from a Willful Breach by the Pantaya Transaction Purchaser).

(e)            Notwithstanding anything to the contrary in this Agreement (other than Section 6.03(e) and Section 6.14(c)), without limiting the Company’s right to obtain specific performance in accordance with the terms hereof, the Company’s right to receive from Parent the Parent Termination Fee and the Enforcement Expenses shall, in circumstances in which the Parent Termination Fee is owed, constitute the sole and exclusive remedy, whether at law or equity, in contract or in tort or otherwise, of the Company against (i) Parent, (ii) each Merger Sub, (iii) any of Parent’s and each Merger Sub’s former, current and future Affiliates, assignees, stockholders, general and limited partners, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i), (ii) and (iii), collectively, the “Parent Parties”) and (iv) any Financing Related Person, in each case for any breach, fraud, loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (in each case, whether such breach is intentional, unintentional, willful or otherwise), and upon payment of the Parent Termination Fee (and the Enforcement Expenses, as applicable) and such other amounts, if any, referenced in Section 8.03(g), no Person shall have any rights or claims against the Parent Parties or any Financing Related Person under this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the Transactions or any certificate, document or instrument delivered in connection herewith or therewith, as a result of the failure of the Closing to occur and the Transactions to be consummated or for a breach of (whether such breach is intentional, unintentional, willful or otherwise), or failure to perform or fraud under (in each case, whether such failure to perform is intentional, unintentional, willful or otherwise), this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the Transactions or any certificate, document or instrument delivered in connection herewith or therewith, or in respect of any representation made or alleged to have been made in connection herewith or therewith, or otherwise, whether at law or equity, in contract in tort or otherwise (including in the event of fraud or Willful Breach), and the Parent Parties and the Financing Related Persons shall not have any other liability relating to or arising out of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the Transactions, except in respect of the obligations set forth in Section 6.03(e) and Section 6.14(c). If Parent becomes obligated to pay the Parent Termination Fee, upon payment of the Parent Termination Fee, neither Parent nor any Parent Party nor any Financing Related Person shall have any liability or obligation to the Company relating to or arising out of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter or the transactions contemplated thereby, the Guaranty or the Transactions or any certificate, document or instrument delivered in connection herewith or therewith, as a result of the failure of the Closing to occur and the Transactions to be consummated or for a breach of (whether such breach is intentional, unintentional, willful or otherwise), or failure to perform or fraud under (in each case, whether such failure to perform is intentional, unintentional, willful or otherwise), this Agreement, the Equity Commitment Letter, the Debt Commitment Letter or the transactions contemplated thereby, the Guaranty or the Transactions or any certificate, document or instrument delivered in connection herewith or therewith, or in respect of any representation made or alleged to have been made in connection herewith or therewith, other than Enforcement Expenses (as applicable) and in respect of the obligations set forth in Section 6.03(e) and Section 6.14(c). Nothing in this Section 8.03(e) shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Party may be liable under this Agreement or the Transaction. For the avoidance of doubt, (x) while the Company may pursue both a grant of specific performance pursuant to and subject to the limitations set forth in Section 9.02 and the payment of the Parent Termination Fee pursuant to Section 8.03(d), as the case may be, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.02 that results in the Closing occurring and all or any portion of the Parent Termination Fee and (y) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Parent Parties in the event Parent or either Merger Sub fails to consummate the Transactions or otherwise fails to comply with or breaches any covenant or other obligation or representation and warranty in this Agreement shall not exceed the Parent Liability Limit. In no event will the Company or any other Company Party seek or obtain, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Party or any Financing Related Person with respect to this Agreement, the Equity Commitment Letter, the Debt Commitment Letter or the transactions contemplated thereby, the Guaranty or the Transactions (including any breach by any of the Guarantors or Parent Party), the termination of this Agreement, the failure to consummate the Transactions or thereby or any claims, Proceedings or actions under Applicable Laws arising out of any such breach, termination or failure (including in the event of fraud or a Willful Breach), other than from Parent or either Merger Sub to the extent expressly provided for in this Agreement or any of the Guarantors to the extent expressly provided for in the Guaranty, the parties to the Searchlight Letter Agreement or the parties to the Voting and Support Agreement to the extent set forth therein.

(f)             Each of the Company, Parent and each Merger Sub acknowledge and agree that the agreements contained in Section 8.02 and 8.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor either Merger Sub nor the Company would enter into this Agreement. The Company, Parent and each Merger Sub acknowledge and agree that neither the Company Termination Fee, the Parent Termination Fee nor the Reimbursement Payment is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and each Merger Sub, on the one hand, and the Company, on the other hand, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. The parties hereto acknowledge and hereby agree that in no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion.

(g)            Any amounts payable pursuant to Section 8.03(b), Section 8.03(d) or this Section 8.03(g) shall be paid by wire transfer of same day funds in accordance with this Section 8.03 to an account designated in writing by Parent or the Company, as applicable (at least two (2) Business Days prior to the date such fee is to be paid). If the Company or Parent, as applicable, fails to pay when due any amount payable under Section 8.03(b) or Section 8.03(d), as applicable, and in order to collect such amount, Parent or the Company, as applicable, commences a Proceeding that results in a judgment against the Company for the Company Termination Fee, Parent for the Parent Termination Fee or the Reimbursement Payment, as applicable, then such party shall reimburse the other for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit (any such amount, the “Enforcement Expenses”); provided that in no event shall (i) the Enforcement Expenses payable by the Company exceed $5,000,000 in the aggregate or (ii) the Enforcement Expenses payable by Parent, when taken together with any amounts payable by Parent pursuant to Section 6.03(e) and Section 6.14(c), exceed, in the aggregate, $5,000,000 (the “Company Expenses Cap”).

Article IX.
MISCELLANEOUS

Section 9.01      Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

if to Parent or either Merger Sub, to:

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 26th Floor

New York, NY 10151

Attention: Adam Reiss; Nadir Nurmohamed

Email: areiss@searchlightcap.com; nnurmohamed@searchlightcap.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: David Allinson; David Beller

Email: David.Allinson@lw.com; David.Beller@lw.com

if to the Company or Holdings LLC, to:

4000 Ponce de Leon Blvd., Suite 650

Coral Gables, FL 33146

Attention: Alex Tolston

Email: atolston@hemispheretv.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Jeffrey D. Marell

Email: jmarell@paulweiss.com

if to the Company Special Committee, to:

Special Committee of the Board of Directors

of Hemisphere Media Group, Inc.

4000 Ponce de Leon Blvd., Suite 650

Coral Gables, FL 33146

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Oliver Smith; Darren Schweiger

Email: oliver.smith@davispolk.com; darren.schweiger@davispolk.com or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 9.01; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is one (1) Business Day after such notice would otherwise be deemed to have been received pursuant to this Section 9.01.

Section 9.02      Remedies Cumulative; Specific Performance.

(a)            The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions). It is accordingly agreed that, subject to Section 9.02(b), the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b)            Notwithstanding the foregoing, it is explicitly agreed that the right of the parties to seek an injunction, specific performance or other equitable remedies in connection with the Company’s enforcing Parent’s and each Merger Sub’s obligations to effect the Closing shall be subject to the following requirements: (i) all conditions in Section 7.01 and Section 7.02 have been and continue to be satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing is funded, (iii) the Company has irrevocably confirmed in a written notice that (A) the Company is ready, willing and able to consummate the Closing and (B) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing) and that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur, and (iv) Parent and each Merger Sub have failed to consummate the Closing prior to the third (3rd) Business Day following the delivery of such confirmation specified in clause (iii) above (it being understood that the conditions to the obligations of Parent and each Merger Sub to consummate the transactions contemplated hereby set forth in Section 7.01 and Section 7.03 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied) shall remain satisfied at the close of business on such third (3rd) Business Day).

Section 9.03      No Survival of Representations and Warranties. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.02, upon the valid termination of this Agreement pursuant to Section 8.01, as the case may be, except that this Section 9.03 shall not limit any covenant or agreement of the parties which by its terms expressly contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.07 and Section 6.20 following the Effective Time.

Section 9.04      Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived prior to the Effective Time (except for Section 7.01(a), which may not be waived by any party) if, but only if, the Company Special Committee approves of such amendment or waiver and such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that the requirement that the Required Company Stockholder Approval include the Disinterested Stockholder Approval shall not be amended or waived; provided, further, that (i) no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval or receipt of approval of this Agreement by Parent as the sole stockholder of Merger Sub 1 which amendment or waiver would require further approval of the stockholders of the Company or of the sole stockholder of Merger Sub 1 pursuant to the DGCL or otherwise without such further stockholder approval and (ii) any amendment or waiver with respect to the Company must first be approved by the Company Special Committee. Notwithstanding anything to the contrary contained herein, the Lender Protective Provisions (and any defined term used in any such Lender Protective Provision, to the extent of the application of such defined term to such Lender Protective Provision) and the definitions of “Debt Financing Source,” “Financing Related Person” and “Lender Protective Provisions” contained in this Agreement may not be amended, waived or otherwise modified in any manner that adversely affects any Financing Related Person without the prior written consent of the related and adversely affected Debt Financing Sources.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.05      Disclosure Letter References. The parties hereto agree that any reference on a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenant, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) is reasonably apparent on the face of such disclosure. Any matter disclosed in any Company SEC Document shall be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent from such disclosure in such Company SEC Document that such disclosure is applicable to such section of the Company Disclosure Letter. The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties or covenants set forth in this Agreement.

Section 9.06      Binding Effect; Benefit; Assignment.

(a)            This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) the past, present and future officers, directors and employees of the Acquired Companies (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.07, (ii) solely from and after the Effective Time, the holders of shares of Company Common Stock shall be intended third-party beneficiaries of, and may enforce, Articles II and III, (iii) the Financing Related Persons shall be intended third-party beneficiaries of, and may enforce, the Lender Protective Provisions, and the rights of the Parent Parties hereunder may be pledged to the Financing Related Persons pursuant to the Debt Financing, (iv) the Parent Parties shall be shall be intended third-party beneficiaries of, and may enforce, Section 8.03(e) and Section 9.13 and (v) the Company Parties shall be shall be intended third-party beneficiaries of, and may enforce, Section 8.03(c).

(b)            Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties; provided that each of Parent and each Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time (provided that such assignment would not reasonably be expected to delay the Closing or satisfaction of any condition to closing hereunder) and (ii) after the Effective Time, to any Person, provided that, in each case, any assignment by Parent or either Merger Sub shall not relieve Parent or either Merger Sub of its obligations hereunder. Any purported assignment in violation of this Section 9.06(b) shall be null and void.

Section 9.07      Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of Parent, each Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including as it relates to (a) the interpretation of the definition of Company Material Adverse Effect (and whether or not a Company Material Adverse Effect has occurred) and (b) the determination of whether the Closing has been consummated in accordance with the terms hereof, which will, in each case, be governed by and construed in accordance with the Law of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of Laws thereof), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, each party hereto agrees that any Proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against any Financing Related Persons in any way relating to this Agreement, the Debt Financing or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any conflict of laws provision thereof that would cause the application of the Laws of another jurisdiction.

Section 9.08      Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America or other state court located in Delaware, and any appellate court from any appeal thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such Proceeding except in such courts, (b) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Applicable Law, in such Federal or state court located in Delaware, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Court of Chancery of the State of Delaware or such Federal or state court located in Delaware and (d) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Court of Chancery of the State of Delaware or such Federal or state court located in Delaware. Each of the parties hereto agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 9.08 in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.01. However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on the other party in any other manner permitted by law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (i) that any Proceeding of any kind or nature, whether at law or in equity, in contract, tort or otherwise, against a Financing Related Person in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated thereby or the Transactions, shall be subject to the exclusive jurisdiction of any state or federal court, in each case, sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action or proceeding in any other courts, (iii) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 9.09      Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO (X) THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND (Y) ANY FINANCING RELATED PARTY, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCES OF ANY SERVICES THEREUNDER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

Section 9.10      Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.11      Entire Agreement. This Agreement, the Searchlight Letter Agreement, the Voting and Support Agreement, the Equity Commitment Letter, the Guaranty, the Confidentiality Agreement and each of the other documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 9.12      Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations contained in Section 8.03(f) and Section 8.03(g) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Debt Commitment Letter, Equity Commitment Letter or Guaranty.

Section 9.13      Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no other Parent Party (other than the Guarantors solely to the extent set forth in the Guaranty or Equity Commitment Letter or the parties to the Searchlight Letter Agreement or the Voting and Support Agreement in accordance with the terms thereof) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or either Merger Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Party or any other Person (other than Parent, each Merger Sub and, solely to the extent set forth in the Guaranty or Equity Commitment Letter, the Guarantors or the parties to the Searchlight Letter Agreement or the Voting and Support Agreement in accordance with the terms thereof). No Financing Related Person shall have any liability or obligation to the Company, any Company Party (whether in contract or in tort, in law or in equity or otherwise) relating to: (i) this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereunder or thereunder, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach or violation of this Agreement or (iv) any failure of the transactions contemplated hereunder to be consummated.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

HWK Parent, LLC

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Vice President

HWK Merger Sub 1, Inc.

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Vice President

HWK Merger Sub 2, LLC

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Vice President

[Signature to Agreement and Plan of Merger]

Hemisphere Media Group, Inc.

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: President and Chief Executive Officer

Hemisphere Media Holdings, LLC

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: President

[Signature to Agreement and Plan of Merger]